Exhibit 10.1

CONFIDENTIAL INFORMATION CONTAINED IN THIS EXHIBIT HAS BEEN OMITTED FROM PUBLIC FILING PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT SUBMITTED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE OMITTED INFORMATION, WHICH APPEARS ON 29 PAGES OF THIS EXHIBIT AND HAS BEEN IDENTIFIED WITH THE SYMBOL "****," HAS BEEN FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

United Contract No. ****

United Express® Agreement

between

United Air Lines, Inc.

and

ExpressJet Airlines, Inc.

TABLE OF CONTENTS

UNITED EXPRESS® AGREEMENT

This Agreement, dated as of December 1, 2009, is between **UNITED AIR LINES, INC.**, a Delaware corporation, with its worldwide headquarters located at 77 W. Wacker Drive Chicago, IL 60601 (**"United"**), and **ExpressJet Airlines, Inc.,** a Delaware corporation, having its principal mailing address at 700 N. Sam Houston Pkwy. West, Ste. 200, Houston, TX 77067(**"Contractor"**).

WITNESSETH:

WHEREAS, United holds a Certificate of Public Convenience and necessity issued pursuant to the Federal Aviation Act of 1958 authorizing United to engage in air transportation of persons, property and mail, and is a major airline providing scheduled air service in both national and international markets;

WHEREAS, Contractor is an air carrier holding a Certificate of Public Convenience and necessity issued pursuant to the Federal Aviation Act of 1958 authorizing it to engage in air transportation of persons and property and provides high frequency, short-haul scheduled service in particular regions;

WHEREAS, United owns various trademarks, service marks, trade names, logos, emblems, uniform designs and distinctive exterior and interior color decor and patterns for its aircraft, including, but not limited to, the service mark United Express (hereinafter referred to individually and collectively as **"United Marks"** or **"Marks"**);

WHEREAS, United has entered into agreements with several regional carriers to provide air transportation services under the United Express Mark for city pairs where it is generally uneconomical for United to operate such services;

WHEREAS, United will provide Contractor, pursuant to the terms of this Agreement, a non-exclusive license to use one or more of the United Marks in connection with Contractor's United Express Services.

NOW, THEREFORE, in consideration of the foregoing premises, mutual covenants and obligations hereinafter contained, the parties agree as follows:

I.   DEFINITIONS

A.   "Aircraft Used in United Express Service"   means the type and amount of aircraft set forth in **Appendix B** that are used by Contractor in delivering Contractor's United Express Services.

B.   "Apollo Services"

means the computerized Apollo Reservations and Ticketing Service (or any similar or substitute service offered by or on behalf of United), which performs flight, hotel, rental car and other travel related services, reservations and ticket issuance functions.

C.   "Carrier Controlled Costs"

means those types and categories of costs deemed within the control of Contractor and are as in **Appendix E.**

D. **"Code Share Agreement"**

means an agreement by and between United and an air transportation provider pursuant to which United and such air transportation provider will reflect its designator codes on scheduled operations of the other so that a customer may make a reservation under either the designator code of the marketing carrier or the operating carrier for a particular operation.

E. **"Code Share Partner"**

means a third-party air transportation provider with whom United has entered into a Code Share Agreement.

F. **Intentionally deleted**

G. **"Contractor's United Express Services"**

means the services or operations provided and maintained by Contractor or its affiliates in connection with providing scheduled air transportation service as a United Express Carrier and related ground and other services to United and its affiliates pursuant to the terms of this Agreement (including, without limitation, the services required under **Article IV**).

H. **"Default"**

means, individually or collectively, a Section A **Default**, a Section B **Default**, a Section C **Default**, a Section D **Default**, or a Section E **Default**, each as defined in **Article XVI**.

I. **"Designated Personnel"**

means all of Contractor's employees who provide Contractor's United Express Services in job classifications requiring direct public contact, including without limitation, all customer service, ramp service, pilots, and flight attendants.

J. **"Effective Date"**

means December 1, 2009.

K. **Intentionally deleted**

L. **"Location"**

means any airport terminal facility where Contractor provides Contractor's United Express Services pursuant to this Agreement.

M. **"Marks" or "United Marks"**

shall have the meaning set forth in the recitals of this Agreement.

N. **"Pass Through Costs"**

means those type and categories of costs deemed not to be within the control of Contractor, as specified in **Appendix E**.

O. **Related Agreements"**

shall have the meaning set forth in **Article XXX**

P.   "Revenue Passenger"

means each passenger traveling on aircraft operated by Contractor in connection with Contractor's United Express Services who holds a ticket (electronic or otherwise), flight coupon, voucher or other form of document that (i) entitles that passenger to board an aircraft of Contractor and (ii) is issued pursuant to or in connection with a published or unpublished fare. Passengers traveling on a purchased ticket (including ID50 airline industry reduced rate tickets), wholesaler voucher, or voucher issued as denied boarding compensation, shall be considered to be Revenue Passengers. In addition, each passenger traveling on a free ticket as (or as part of) a Mileage Plus® award or a free ticket issued in conjunction with a two-for-one fare or other similar fare established by United, shall be considered a Revenue Passenger. A passenger traveling on any other type of free or service charge-based ticket, including, but not limited to, a site inspection ticket, or wholesaler compensation ticket, any travel agent or wholesaler traveling on a positive space or space available ticket, and any employee of United, Contractor or any other carrier traveling on either a positive space or space available ticket, shall not be considered a Revenue Passenger. All Revenue Passengers shall be considered when calculating any monthly incentive payment.

Q.   "Support Services"

means those activities set forth in **Article III** which are related to the operation of airline services except during flight.

R.   "Termination Date"

shall mean, with respect to the **Article II** specified aircraft types and ground operations, the applicable expiration, removal, or cancellation dates set forth in **Article II.**

S.   "United Express Carrier"

means an air carrier that has been contractually given a non-exclusive license to use one or more of the United Marks in connection with providing air transportation service to United pursuant to an agreement between United and such air carrier**.**

T.   "United Express Best Practice Operating Performance"

means for each of the four operating metrics outlined in **Article VIII** Paragraph C, the straight average of the twelve operating performance metrics generated by taking the best performing metric of all United Express Carriers in each month over a calendar year (whether the number be the highest or lowest).

U.   "United Express Service Standards" or "Service Standards"

means the procedures prescribed by United that describe United's approved standards, policies, requirements and procedures for various activities relating to the provision of air transportation services. These Service Standards are provided in **Appendix I**.

V.   Intentionally deleted

W.   "United Rates"

shall have the meanings set forth in **Article VIII**

X.   "United's Actual Cost"

means any and all costs and expenses actually incurred by United, not including any Markup by United, any allocation of administrative or overhead expenses, and any administrative service charge imposed by United.

II.   SCOPE, TERM, AND CONDITIONS

A.   SCOPE

The scope of this Agreement pertains to the type and amount of Contractor's aircraft set forth on **Appendix B** hereto, and as such, operations may be amended in accordance herewith from time to time.

B.   TERM

This Agreement is effective as of the Effective Date and shall terminate with respect to the particular aircraft and number of aircraft as set forth below:

1.   Regional Jets Term.

The term of the Agreement shall commence on the Effective Date and will be divided into two (2) tranches consisting of eleven (11) and eleven (11) aircraft, respectively ("ERJ-145 Tranches"). The term of this Agreement for (a) the first ERJ-145 Tranche, which shall consist of the first eleven (11) ERJ-145 aircraft will expire April 30, 2012, and (b) the second ERJ-145 Tranche of second eleven (11) ERJ-145 aircraft will expire on April 30, 2013. Thereafter, United may renew the term hereof for all eleven (11) aircraft in the entire first ERJ-145 Tranche for an additional term of three (3) years, upon not less than six (6) month's prior written notice prior to the end of such term for the first ERJ-145 Tranche, and an additional term of two (2) years, upon not less than six (6) month's prior written notice prior to the end of such term for all eleven (11) aircraft in the entire second ERJ-145 Tranche. Any renewal of less than all eleven (11) aircraft in either of the ERJ-145 Tranches shall be agreed to in writing by the parties

2.   Ground Operations.

Contractor agrees to be ground handled by ground service providers of United's choosing. Notwithstanding this, Contractor's incentive goals will be based on all stations in which it provides air service. United shall issue a Standards of Service document to all ground service providers, which outline United's expectations of the ground service providers responsibilities, duties, processes and procedures

III.   SUPPORT SERVICES AND FACILITIES

A.   GENERAL

1.   Support Services.

United and Contractor, to the extent specifically set forth herein with respect to Contractor, will provide Support Services, facilities, or otherwise, to the extent and in the manner set forth in the subsequent provisions of this **Article III**. All such Support Services and facilities set forth in this **Article III** will be furnished only with respect to Contractor's United Express Services.

2.   Approval of Support Services.

United reserves the right to approve or disapprove the implementation of any Support Services or facilities offered to Contractor for Contractor's United Express Services by any third party at any location. Such approval shall not be unreasonably withheld or delayed.

B.   SPECIAL SUPPORT SERVICES

In addition to other services to be made available to or provided to Contractor pursuant to this Agreement, United agrees that it or its designees will provide and Contractor agrees to use the following services and facilities for Contractor's United Express Services, whether provided by United or its designee:

1.   Use of the United Designator Code.   All scheduled air transportation provided by Contractor as a part of Contractor's United Express Services will be displayed by United in Apollo Services, the Official Airline Guide ("OAG") and all other computerized reservations systems where United and United Express flights appear, using the appropriate United designator code, "UA" or "UA*," and a flight number within a range of flight numbers assigned by United.

2.   Use of Apollo Services. In providing Contractor's United Express Services, Contractor will only use Apollo Services, including United's automated check-in, United's ticketing (including United's electronic ticketing service, E-TicketSM) and boarding passes, advance seat reservation system and United's automated baggage tag printing and baggage tracing systems.

3.   Participating in United's Mileage Plus® Program. At United's discretion, all passengers with paid tickets traveling on a flight segment included in Contractor's United Express Services, whether or not in conjunction with a United flight segment, will be awarded mileage credits for United's Mileage Plus Program or any other frequent flyer program as specifically approved by United.   Contractor shall not participate in the frequent traveler program of any other carrier in connection with Contractor's United Express Services, unless otherwise mutually agreed in advance and in writing between United and Contractor.   United has sole discretion concerning decisions relating to accrual or redemption of award travel on Contractor's United Express flights.   In addition, United will bear the cost of providing redemption travel and receive all revenue and benefits from the sale of frequent flyer credits (e.g. miles) related to Contractor's United Express service.

4.   Intentionally deleted

5.   Credit Card Sales and Rejects; Bad Checks. Contractor will use only credit-industry or airline-industry standard credit card vouchers and receipts in connection with credit card sales for onboard services on Contractor's United Express Services.   United, except as mutually agreed by the parties from time-to-time, will be responsible for all credit card discount fees and credit card reject fees hereunder; provided that Contractor complies with United's credit card acceptance procedures outlined in United's Customer Service Policies and Procedures; otherwise Contractor will reimburse United for the expenses of such discount fees and credit card rejects.   Contractor will take appropriate legal and disciplinary action against any Contractor employee, who fraudulently abuses United's Customer Service Policies and Procedures.

6.   Contractor is required to provide to United, upon written request from United, specific station information regarding the weight restrictions and aircraft limitations, which could result in denied boardings.   Such requests shall be made by United's Revenue Management Department (WHQIM) and responses from Contractor shall be provided within two (2) weeks of such request.   However, United reserves the right to bill Contractor, and Contractor shall reimburse United, for denied boarding expenses resulting from weight restrictions resulting from Contractor's failure to provide the requested information within the prescribed time period, or other operational circumstances caused directly by Contractor's failure to respond to such requests in a timely manner.

C.   COMMUNICATIONS

1.   Telephone and Data Lines. United, at its expense, will provide and maintain or arrange for the provision of reservations telephone lines connecting the cities served by Contractor in connection with Contractor's United Express Services with United's Reservations Centers. United, at its expense, will establish, operate and maintain or arrange for the provision of the data circuits from Contractor's airport ticket offices and other selected locations linking the United-approved data processing equipment at those locations with Apollo Services. United, at its expense, will also provide and arrange for Contractor's SOC Communication with Apollo Services. United will determine, at its sole discretion, the necessity and feasibility of installing all such communications equipment. All other telephone expenses of Contractor, such as Contractor's long distance expenses shall be borne by Contractor as an operating expense.

2.   Protection of Circuits. Contractor will take all reasonable and necessary precautions to protect the data circuits provided for Contractor's use pursuant to this Agreement by United or its designee.

D.   RESERVATIONS

1.   Reservations Functions. United agrees to provide, at its expense, all reservations functions for Contractor's United Express Services, including, but not limited to:

a.   Telephones for answering reservations calls, providing information regarding schedules and fares, making bookings and providing other services normally associated with airline reservations services in accordance with United's established procedures.

b.   Providing personnel so that telephone calls are answered at a service level determined by United.

c.   Answering all calls terminating on specified telephone lines as United or United Express, at United's option.

d.   To the extent practicable, re-accommodating and notifying passengers of confirmation on United, Contractor and other airlines and clearance from wait-lists.

e.   Reviewing and processing inbound prepaid ticket advices.

f.   Providing reservations services to the hearing impaired via a special telephone number during normal business hours.

2.   Apollo Services Activities. Contractor agrees to use Apollo Services for the following activities for Contractor's United Express Services, which are to be provided by United:

a.   Establishment, maintenance, display and change of passenger name records ("PNRs").

b.   Confirmation of passenger reservations against seat inventory on Contractor's United Express Services and United's scheduled flights and on other airlines for whom flight availability is maintained in Apollo Services.

c.   Maintenance of seat availability for Contractor's United Express Services scheduled flights.

d.   Transmission of availability status messages ("AVS") for Contractor's United Express Services scheduled flights to other airlines with which United has an agreement in accordance with Standard Industry Passenger Procedures ("SIPP").

e.   Process inbound reservations messages received from ARINC, Incorporated. addressed to Contractor.

f.   Routing of all inbound messages received from ARINC, other than as stated in **Article III.D.2.d** above, to a computer message queue.

3.   **CRS Fees**. Computer Reservations System fees ("**CRS Fees**") as a result of passengers booked on Contractor's United Express flights will be paid directly by United.

4.   **Travel Agent Commissions**. United will be responsible for all travel agent commissions charged in connection with the sale of tickets or other services on Contractor's United Express Services.

E.   OPERATIONS

1.   **Scheduled Service Update**. Contractor will provide accurate updates of its flights' planned and actual departure and arrival times (including updates of irregularities) in Apollo Services as soon as the planned flight schedule is changed and the flight departs and arrives or experiences an irregularity. Specifically, this includes updating the out, off, on and in times for the aircraft within fifteen (15) minutes of the occurrence of each event. In the event of flight delays, cancellations or other schedule irregularities affecting Contractor's United Express Service flights, and as soon as information concerning such irregularities is available, Contractor shall update Apollo Services to reflect such information and, when requested by United, notify the designated United organization. For delayed flights, Contractor shall provide updates to Customers and Apollo in no less than fifteen-minute (15-minute) intervals. For purposes of this Agreement, such scheduled and actual departure and arrival and irregularity information shall be known as "FLIFO." United will notify Contractor in writing as soon as practicable after United determines that Contractor has failed to update FLIFO in a timely and accurate manner. If Contractor fails **** (****) times in any consecutive thirty (30) day period (the "FLIFO Threshold") to update FLIFO in a timely and accurate manner as soon as it becomes evident to Contractor that a schedule deviation shall take place, then upon notification by United to Contractor, Contractor shall pay United damages of **** ($****) for each occurrence over and above the first **** (****) occurrences during such thirty (30) day period regardless of who ground handles Contractor's United Express flights. United agrees to bill Contractor any amount owed under this Section within ninety (90) days after the end of each calendar ninety (90) day period during which Contractor has exceeded the FLIFO Threshold. Such damages shall be United's exclusive remedy for Contractor's non-compliance with this paragraph and may be collected by setoffs against other amounts owed by United to Contractor hereunder.

2.   **No Flight Dispatch Duty**. Contractor will be solely responsible for, and United will have no obligations or duties with respect to, the dispatch of Contractor's flights. For the purposes of this **Article III**, the term "dispatch" will include, but will not be limited to, all planning of aircraft itineraries and routings, fueling and flight release.

3.   **Compliance with Statutes.** Contractor represents, warrants and covenants that all air transportation services performed by it pursuant to this Agreement or otherwise will be conducted in full compliance with all applicable statutes, orders, rules and regulations, whether now in effect or hereafter promulgated, of all governmental agencies having jurisdiction over Contractor's operations, including, but not limited to, the Federal Aviation Administration (**"FAA"**) and the Department of Transportation (**"DOT"**). Contractor's compliance with such governmental statutes, orders, rules and regulations will be the sole and exclusive obligation of Contractor and United will have no obligation, responsibility or liability,

whether directly or indirectly, with respect to such matters except as otherwise expressly provided herein. Contractor will comply during the term of this Agreement with the United/United Express Safety Standards, as described on **Appendix H**.

4. **Weather Information Service.** From time to time and upon the request of Contractor or its flight crews, United will furnish Contractor's flight crews with such U.S. Weather Bureau information or data as may be available to United; provided that (i) in furnishing any such weather information or data to Contractor, neither United nor its employees or agents will be responsible or liable for the accuracy thereof and, (ii) any and all costs or expenses associated with such weather information or data are Carrier Controlled Costs and will be paid by Contractor.

5. **Diversions.** United will pay Contractor under the terms of this Agreement for all Contractor United Express diverted flights that are completed within **** hours of the scheduled arrival time. Unless such diversion is caused or directed by United, the cost of busing will be borne by Contractor at all times and is not reimbursable by United. Contractor will use its best efforts to assure that no bus segment exceeds one hundred twenty (120) air miles as defined in the Apollo mileage database. If a diverted flight is not completed within such four hour time frame, United will pay Contractor for the originally scheduled departure provided that both of the following conditions apply (i) the diversion is outside of the control of Contractor and (ii) the destination airport was open for FAR Part 121 flights at the time of departure and forecasted to be open at the time of arrival. Unless such diversion is caused or directed by United, Contractor will pay for any repositioning costs, which costs shall not be reimbursable by United. Upon request by United or Contractor, Contractor and United agree to meet to discuss opportunities to reduce the number of Contractor diversions and costs associated with such diversions.

6. **Ground Delay Program.** Contractor will participate in United's ground delay program, which stipulates that United may request Contractor to cancel, and Contractor shall cancel, flights to free ATC slots at a hub when the FAA or United's Station Control Center has initiated a Ground Delay Program ("GDP"). For each flight cancellation requested by United as part of the GDP, United shall pay Contractor the amount that it would otherwise pay had such flight not been canceled, reduced by fuel maintenance and landing fee costs that would have otherwise been incurred by completing the canceled flight. United will reimburse Contractor for the following costs per rates forth in Appendix E: (1) Pilots, (2) Flight Attendants, (3) Training, (5) RON-Remain Over Night, (6) Interrupted trip expense, (8) Crew scheduling, (9) Dispatch/Flight operations center. All payments will be based upon the scheduled block hours and departures for such scheduled flights. No payments will be made for Pass-Through rates in these categories. The Ground Delay Program will not affect payments in the following three reimbursement categories: Fixed & Overhead (Aircraft), Fixed & Overhead (non-Aircraft) and One-Time Costs.

7. **Significantly Delayed Flights.** In the event that Contractor operates more than **** (****) flights a month at (a) more than **** hours late from the scheduled departure time with a revenue passenger load factor of less than **** percent (****%), OR, (b) more than **** (****) hours late with zero revenue passengers, Contractor shall not be reimbursed for such flight (e.g. flight segment will be excluded from the monthly operating statistics used in calculating payments to Contractor). However, the exclusion from operating statistics for a flight made under subparagraph (a) above, shall not apply for those flights that are requested to be flown by United or must be repositioned for scheduled service.

8. **Station Operations Center ("SOC").** At United's request, Contractor will provide adequate staffing in the United Airlines SOC of each designated hub city. If the sum of the number of departures ground handled and flown in any single hub city exceeds a monthly average of **** (****) per day, Contractor will, at United's request, provide a full-time SOC representative. Such staffing will be provided during all normal hours of operation. If the sum of the number of daily departures ground handled

and flown does not exceed **** (****) per day, then Contractor will provide a point of contact and make a representative available as requested by United.

9. Early Brake Release ("EBR"). For all departures operated by Contractor under this Agreement, no more than **** (****) minute will be permitted to elapse between the brake release and the call to push. United, or its representatives, will periodically measure (with a minimum sample of **** (****) measurements) the elapsed time and will provide reports detailing the observed time. If, in any given calendar month, the average observed time between brake release and call to push is greater than **** (****) minute, notice shall be given to Contractor that it has not met its EBR elapsed time goal. Contractor will be given thirty (30) days for the observed time to return to levels **** (****) minute or less. If performance is not corrected after thirty (30) days, all Contractor departures system-wide will be considered to have an early brake release equal to the amount of observed EBR flights. Payment will be made by Contractor to United by means of cash voucher set-off amount equal to the average EBR observed minutes greater than **** (****) minute and applied to all departures multiplied by the cost of block minutes. For purposes of clarity, an example is provided below.

Example: ****

F.   STATION SUPPORT SERVICES

1.   United will provide or cause to be provided to Contractor, at United's expense, certain support services at all Locations hereunder. All such support services will be provided by United or its designee as of the Effective Date.

2.   Contractor agrees to be ground handled by ground service providers of United's choosing. Notwithstanding the foregoing, Contractor's incentive goals will be based on all stations in which it provides air service. United shall issue a Standards of Service document to all ground service providers, which outline United's expectations of the ground service providers responsibilities, duties, processes and procedures.

G.   TARIFFS AND SCHEDULE PUBLICATION

1.   **General.**

United shall have the sole right and power to establish and modify, from time to time, the fare/rate classes and fare/rate levels (including through fares) and fare/rate descriptions for all Contractor's United Express Services in the city pairs served by Contractor under this Agreement, in a manner consistent with pricing (including joint fares) established by United. United shall comply with applicable governmental regulations pertaining to public disclosure of fares, rates, rules, and tariffs, and shall pay for any fines or civil penalties incurred by Contractor as a result of violations by United thereof, and for the cost of defense of such claims of violations including the cost of defending or negotiating the terms of a consent order or decree.

2.   **Passenger Fare Tariffs.**

a.   United shall be entitled to 100% of the fares and prorates received by United or Contractor in connection with any fares attributable to passengers who travel on Contractor's United Express Services**.** All passenger fare tariffs published for Contractor's United Express Services shall be included as part of United's tariffs.

b.   Contractor shall notify the Airline Tariff Publishing Company or any successor company performing the same or equivalent services (**"ATPCO"**) that United is authorized to supply, modify or withdraw such rates with ATPCO. United may file changes to such fares from time to time with ATPCO as UA fares.

3.   Air Freight and Mail Rates.

a.   For all markets operated by Contractor under this Agreement, United shall have the sole right and power to establish and modify from time to time all air freight and cargo rates and mail rates covering mail, general commodity, Small Package Dispatch™ (SPD) and priority air freight shipments and all other air transportation services for Contractor's United Express Services in these markets. All such airfreight rates for Contractor's United Express Services shall be included as part of United's airfreight and cargo rates tariffs. Contractor shall notify ATPCO that United is authorized to supply, modify or withdraw such rates with ATPCO.

b.   United shall be entitled to 100% of the fares and prorates received by United or Contractor in connection with any fares attributable to mail or freight shipped on Contractor's United Express Services.

4.   **Timetables.** United will reflect Contractor's United Express Services in computerized reservations systems, United's internal reservations system and joint city timetables as UA flights, and Contractor's United Express Services flight connections to United will be listed as UA connections. United will provide information such that references in computerized reservations systems, United's internal reservations system and joint city timetables to Contractor's United Express Services will also contain notations indicating that such services are performed by Contractor as an independent contractor under the appropriate United Marks. A similar notation will be made by United in the OAG or any successor publication commonly used by the airline industry for the dissemination of schedule information. Such notations shall comply with all applicable regulations of DOT.

H.   SALES SETTLEMENT

1.   Intentionally deleted.

2.   Set Off Amounts. In addition to the terms of **Article VIII** and the other provisions hereof, but subject to the terms of **Article XIII**, the payment for transportation furnished by Contractor may be reduced in good faith by United in order to set off:

a.   amounts owed by Contractor to United for:

i.   fraudulent, grossly negligent or erroneous acts of employees of Contractor which cause United to suffer a loss;

ii.   operation of substitute aircraft pursuant to **Article IV.A;**

iii.   any insurance United may secure on Contractor's behalf pursuant to **Article XII.D**;

iv.   any fines or penalties attributable to Contractor and actually paid by United and which are not attributable to or the responsibility of United hereunder. This includes, but is not limited to:

a)   unauthorized positive space travel

b) unauthorized space available travel

c) FAA, DOT or customs/immigration fines and penalties;

v. at United's discretion, interrupted trip expense outside of United Policy;

vi. invoices associated with Contractor's flight number for expenses defined as Carrier Controlled Costs, which have been paid by United directly;

vii. invoices issued by United to Contractor for expenses including, but not limited to, subleased station rent, damaged baggage, etc. which remain unpaid for a period greater than sixty (60) days.

viii. Contractor's expenses identified during an audit which were incorrectly passed through to United; and

b. Such other adjustments as may be mutually agreed to by the parties from time to time; and

c. Any other amounts owed by Contractor to United pursuant to the terms of this Agreement.

United will provide Contractor with supporting documentation for such intended adjustments. Contractor shall have the right to object to any such adjustment by providing United with written notice of its objection, together with supporting documentation, within ninety (90) days after its receipt. United agrees to negotiate in good faith with Contractor to resolve all such disputes within ninety (90) days after its receipt of Contractor's notice to United.

3. **Modified Procedures.** United and Contractor by mutual written agreement may establish alternative or modified passenger sales procedures to accommodate tickets and exchange orders issued by air carriers which are not participants in the Airline Clearing House, Inc ("ACH").

4. **Audits.** United or an outside 3rd party contracted by United, may upon reasonable prior written notice conduct on-site audits, from time to time, of (i) records relating to sales and refund activity pertaining to Contractor's United Express Services and (ii) all financial records directly related to Contractor's United Express Services pertaining to the calculation of the Pass Through costs related to Contractor's United Express Services; provided that such audits do not unreasonably interfere with Contractor's business.

I. ADVERTISING AND PROMOTIONS

1. **Travel Certificate Program**. United will allow Contractor to accept, and Contractor agrees to accept, United/United Express Amenities, Promotional Discount(s) on Contractor's flight segments, whether or not in conjunction with a United flight segment, subject to reimbursement for the expenses associated with such items from United as mutually agreed upon by the parties from time-to-time.

2. **Right to Advertise Using Marks**. To the extent Contractor is licensed to use the Marks, Contractor may in its capacity as a United Express Carrier and at its sole expense, with no reimbursement from United, use the Marks to advertise Contractor's United Express Services. However, any and all such advertisements using one or more of the United Marks will identify United as the owner of those United Marks (including in any state company name registrations required of Contractor), and to the extent that any Mark is registered, will so specify. Notwithstanding the above, no advertisement, solicitation, document or other material using any United Mark will be published or otherwise promulgated without United's prior inspection and written approval. No advertising that relates in any way to United, United Express or Contractor's United Express Services will be placed by Contractor with an outside advertising agency

unless United has given its prior consent regarding copy, layout and the specific media plan. In addition, where United has agreed to share the costs of any such advertising, Contractor will obtain the prior consent of United regarding the funds to be expended for such advertising.

3. **Prior Approval of United**. Contractor agrees that it will not use (or attempt to register) any United trade name or service Mark, including, but not limited to, the names "**UNITED AIR LINES**, **INC.,**" "**UNITED AIRLINES**," or "**UNITED**," or United's logo in any advertising, or other document or material without first obtaining United's prior written approval of each such use.

J. AUTOMATION

1. **Use and Protection**. Contractor will use internal United Apollo Services automation. Contractor agrees to comply with and abide by all reasonable terms and restrictions imposed by United on the use of Apollo Services and associated Automation Equipment, as defined below. Contractor agrees that all instructions, procedures and manuals provided by United in connection with Contractor's use of Apollo Services and Automation Equipment ("Automation Information") are and will remain the property of United. Contractor acknowledges that Apollo Services contains software, which is confidential and proprietary information of United or its affiliates (such as Galileo International) or any successor thereto. Contractor further agrees that it will not (or cause any third party to) duplicate, copy or otherwise reproduce any such software or Automation Information or furnish or disclose any such software or Automation Information to any other party or to Contractor's employees other than such employees who have a need to know and who are aware of and understand the confidential and proprietary nature of the software and Automation Information.

2. **Installation and Training**. United shall install or cause to be installed a minimum of one terminal plus associated equipment for printing messages, data, air tickets, boarding passes and baggage tags ("Automation Equipment") at Contractor's airport locations and selected administrative locations. United will determine, in the exercise of its sole discretion and judgment, the necessity and feasibility of installing and upgrading Automation Equipment, so long as the quantity and quality of Automation Equipment installed at Contractor's airport locations are sufficient to permit Contractor to satisfy the standards for Contractor's United Express Services under this Agreement. Any and all modifications, enhancements, improvements or developments pertaining to the Automation Equipment, or other new related technology, may be made available to Contractor by United, in its sole discretion, under terms and conditions to be determined by United on a case-by-case basis. United will train Contractor's instructors, as applicable, in the proper use of Apollo Services and Automation Equipment as described in the Customer Service/Reservations Handbook or any other related United guidelines. Contractor agrees to establish a training program with internal instructors. Only qualified personnel who have satisfactorily completed a United prescribed training program will be permitted to operate any Automation Equipment (hereinafter "Designated Users"). United may, at its discretion, monitor or test the proficiency level of Designated Users. If United determines that any Designated User's proficiency levels are insufficient for the proper use of the Automated Equipment or Apollo Services, then Contractor must arrange for such Designated User to undertake any further training which United determines necessary to bring such Designated Users to the desired proficiency level.

3. **Standards of Use.**

a. To maintain an effective interconnection between Apollo Services and the Automation Equipment and to prevent misuse thereof, Contractor agrees that Apollo Services and the Automation Equipment will be used and operated (a) in strict accordance with operating instructions provided by United or its affiliates in the Customer Services Policies and Procedures, United's Computer Security Regulations (Series 5-18), and any other related United or affiliate guidelines, and (b) solely for the performance of the specific business functions designated by United. Any undesignated business use and all non-business uses are strictly prohibited. Prohibited uses include, but are not limited to, personal messages, servicing subscribers, travel agencies, or any other third party, training any other party or any other use designated as prohibited in the Apollo Services Manual. Contractor will maintain a list of all employees and agents who have access to Apollo Services and their assigned file numbers and passwords. United may at any time deny access to Apollo Services to any employee of Contractor if such employee is found by United to have abused Apollo Services or the Automation Equipment. Contractor will take all precautions necessary to prevent unauthorized operation or use of Apollo Services and the Automation Equipment.

b.   Contractor will not alter or change the Apollo Services display as provided by United or its affiliate without the written consent of United. Contractor may not provide Apollo Services or its database to any other person or entity without the written consent of United.

c.   Except as expressly permitted in this Agreement or other written agreement with United, Contractor will not cause any Apollo Services (including, but not limited to, its software, data bases, intellectual property, and customer information) to be used (as a basis for any software development or otherwise), commercially exploited, copied, redistributed, retransmitted, published, sold, rented, leased, marketed, sublicensed, pledged, assigned, disposed of, encumbered, transferred, or otherwise altered, modified or enhanced, without the express written permission of United.

d.   Contractor will not engage in any speculative booking or reservation of space for any airline, hotel, rental car company, or any other vendor's service or product available through Apollo Services.

4.   Maintenance, Repair and Modification.

a.   United will provide or cause to be provided to Contractor repair and maintenance services required for the Automation Equipment at United's expense. To maintain an effective interconnection between the Automation Equipment and Apollo Services and to preserve the functional integrity of the Automation Equipment, neither Contractor nor any third party, other than a third party designated by United, will perform or attempt to perform maintenance, repair work, alterations or modifications, of any nature whatsoever, to the Automation Equipment. Contractor will provide free positive space travel on Contractor's United Express flights for United's Computer Terminal Technicians or replacements when such travel is for the purpose of repairing Apollo Services or any Automation Equipment.

b.   Contractor will reimburse United for the costs of any such repairs or maintenance attributable to Contractor's willful misconduct, gross negligence, or persistent, negligent acts or omissions.

c.   United or its designee will have the right to enter upon any Contractor location during Contractor's business hours for the purpose of monitoring Contractor's operation of the Automation Equipment and Apollo Services, inspecting the Automation Equipment, performing such repairs or maintenance as may be necessary or removing the Automation Equipment; provided, however, that United will not during the course of such monitoring, inspection, repair, or removal unreasonably interfere with Contractor's business.

5.   Downtime. United will notify Contractor of any scheduled or pre-announced downtimes of Apollo Services.

6.   No Warranty; Release .

UNITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATIONS, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A

PARTICULAR PURPOSE WITH RESPECT TO THE AUTOMATION EQUIPMENT OR APOLLO SERVICES.

CONTRACTOR HEREBY WAIVES AND RELEASES UNITED AND ITS AFFILIATES, AND THEIR SUCCESSORS FROM ANY AND ALL OTHER OBLIGATIONS AND LIABILITIES AND ALL RIGHTS, CLAIMS AND REMEDIES OF CONTRACTOR AGAINST UNITED OR ITS AFFILIATES, EXPRESS OR IMPLIED, ARISING BY LAW OR OTHERWISE, DUE TO ANY DEFECTS, ERRORS (INCLUDING, WITHOUT LIMITATIONS, ANY ERRORS IN RESERVATIONS AVAILABILITY RECORDS), MALFUNCTIONS OR INTERRUPTION OF SERVICE TO APOLLO SERVICES OR THE AUTOMATION EQUIPMENT, INCLUDING ANY LIABILITY, OBLIGATION, RIGHT, CLAIM OR REMEDY IN TORT, AND INCLUDING ANY LIABILITY, OBLIGATION, RIGHT, CLAIM OR REMEDY FOR LOSS OF REVENUE OR PROFIT OR ANY OTHER DIRECT, INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES.

7.   Ownership and Liens. It is understood and agreed that: (i) all Automation Equipment will remain the sole property of United; (ii) Contractor will not remove any identifying marks from any Automation Equipment; (iii) Contractor will not subject the Automation Equipment to any lien or encumbrance; and (iv) Contractor will return the Automation Equipment to United immediately upon the termination of this Agreement.

K.   OTHER SUPPLIES

Contractor will pay United for United's Actual Cost of all forms, documents, papers and supplies which are required in the normal course of Contractor's United Express Services under this Agreement and which are furnished by United or its designated vendors including; provided, however, that United absorb the cost of:

1.   Baggage tags and ticket wallets at all Locations, and

2.   Passenger ticket stock, city timetables, United airway bills, United cargo bills and other shipping documentation at all Locations.

L.   CONTRACTOR ASSISTANCE

Contractor will furnish United with all information in Contractor's possession or that can be reasonably produced by Contractor that United may reasonably require to carry out the services and functions contemplated by this **Article III**.

IV.   AIR SERVICES TO BE PROVIDED BY CONTRACTOR

A.   AIRCRAFT TO BE USED

1.   Aircraft Types. Unless otherwise agreed by United, Contractor will provide Contractor's United Express Services, in accordance with its United Express Schedule as referenced in **Article IV.B.1,** and as amended from time to time in accordance with the terms of this Agreement, using the type and amount of aircraft set forth in **Appendix B**. The aircraft will be scheduled, taking into account heavy scheduled maintenance requirements and the spare ratio indicated in **Article IV.A.2** below, unless otherwise outlined in **Appendix B**.

a.   In accordance with the terms and conditions of this Agreement, Contractor is authorized to fly the following aircraft under Contractor's United Express Services.

Twenty-two (22) ERJ-145 Aircraft, which Contractor shall cause to be delivered as per **Appendix B.**

b.   Following May 1, 2010, any Aircraft Used in United Express Service by Contractor pursuant to this **Article IV.A** will bear those United Marks which are expressly designated by United, whether included on **Appendix A** or otherwise established by United. Technical specifications covering aircraft colors, schemes, United Marks and other elements of the exterior and interior aircraft decor will be provided to Contractor by United. Except as provided herein, Contractor will have all aircraft used to provide Contractor's United Express Services painted and decorated with the exterior and interior color decors and patterns specified by United at Contractor's sole expense. In accordance with the technical specifications referenced in this **Article IV.A.1**, Contractor will be responsible for maintaining all of its aircraft. Contractor is permitted to operate up to **** (****) EMB-145 with ExpressJet livery from Contractor's existing fleet in the performance of United Express flights hereunder.

c.   In addition to the use of the United Marks on its aircraft, Contractor will use and display a suitable sign or insignia on the exterior of such aircraft that identifies Contractor as the operator of the services being provided pursuant to this Agreement. The use and display of each such sign or insignia will be subject to the prior written approval of United as to its nature, size and location on Contractor's aircraft.

d.   **Aircraft Communications Addressing and Reporting System – ACARS.**   Contractor is required to have ACARS on all its United Express fleet at such time each aircraft enters into service.

2.   **Spare Aircraft.** In addition to the aircraft referenced in **Article IV.A.1** above, if requested by United, Contractor will use commercially reasonable efforts to arrange for and make available for its use such spare aircraft as are required to effectively maintain Contractor's United Express Services. Pursuant to this Agreement, a spare aircraft shall be provided such that the ratio of "aircraft in schedule" divided by "aircraft in fleet" shall not exceed **** for Regional Jets. This is equivalent to **** (****) spare for every **** (****) Regional Jet aircraft

3.   **Mark Change.** United may from time to time change the Marks to be used for United Express Carriers. At any time during the term of this Agreement, and in the sole discretion of United, Contractor may be required to use such new or different Marks, external color decors and patterns on its aircraft as United may determine and to discontinue use of old Marks. Upon written notice from United, which will include the specifications for any such changes in Marks or exterior or interior aircraft decor and patterns or uniform designs, Contractor will effect such changes in accordance with the schedule mutually agreed to by the parties. United will pay all costs incurred in complying with the requirements established in this paragraph.

4.   **Substitute Aircraft.** Except (i) Contractor's right to operate **** ExpressJet aircraft outside of United Marks as provided in Article IVA1.b, or (ii) during the period of implementation of changes to the United Marks under Article IV.A3. above, in the event Contractor is unable to operate a particular scheduled frequency with an aircraft bearing United Marks, Contractor will notify United of such event and the circumstances of Contractor's inability to so operate and Contractor will be permitted to operate an aircraft bearing different elements of aircraft exterior decor than those specified above. If such operations extend beyond a continuous **** (****) hour period, Contractor must seek and obtain United's written approval for such aircraft substitutions; provided that if Contractor purchases or leases a used aircraft which does not contain appropriate United Marks, Contractor will notify United and Contractor may operate such aircraft without United's Marks for up to **** (****) days after the date of purchase or lease of such aircraft by Contractor. Provided that such event is not related to or caused by heavy scheduled maintenance requirements or to damage caused by United or a ground service provider designated by

United, Contractor shall pay United via cash voucher set-off, in an amount equal to the monthly aircraft ownership rate (as stated in Appendix E) calculated as a daily rate by dividing the monthly rate by thirty (30). Following the **** (****) hour grace period, United shall charge Contractor the daily rate for each day operated.

B.   SCHEDULES AND CHARTERS TO BE OPERATED BY CONTRACTOR

1.   United Express Schedule.   Commencing on the Effective Date of this Agreement, Contractor will provide Contractor's United Express Services in the markets mutually agreed upon by Contractor and United.   Subsequently, United will provide at least **** (****) days notice of any planned schedule changes.   United may under extraordinary circumstances provide less than **** (****) days notice on city pairs to be served, which Contractor shall use its commercially reasonable efforts to accommodate.   For any new cities, Contractor and United will determine a mutually viable ramp-up plan for implementation of service. In accordance with aircraft delivery dates as set forth in Appendix B. If Contractor fails to deliver aircraft on such date, Contractor will pay United twice the monthly aircraft ownership rate set forth in Appendix E for each day Contractor fails to deliver past the specified delivery date

2.   United Schedule Consent Required. United may adjust Contractor's schedule from time to time subject to (i) a minimum of sixty (60) days' prior written notice to Contractor, and (ii) compliance with any regulatory requirements with respect to service to affected airports. Contractor will ensure that any of its requests for changes in the use by Contractor of the "UA" or "UA*" code on future routes or in the flight frequencies or city pairs, or any of them, as operated or served by Contractor (whether necessitated by altered connections, operating experience or other reason) must be submitted to United at least ninety (90) days prior to the effective date of such change. All such changes must be approved in advance by United. The requests for such changes, and the approvals thereof, must be made in writing, by mail, facsimile, telegram, telecopy or other electronic message transmittal. If upon review of Contractor's request, the parties mutually agree to make a Contractor requested change, and the automation equipment needed to implement the change is available, then such change will be made as soon as reasonably practicable within such ninety (90) day period. Within the operating capability of the aircraft used by Contractor, as described in **Article IV.A,** and subject to the provisions with respect to changes in city pairs as provided above, Contractor will comply with all requests by United to increase, decrease or in any other way adjust or terminate the flight frequencies or city pairs, or both, as operated and served by Contractor pursuant to this Agreement.

3.   Charter. Contractor shall be prohibited from providing charter flights in any aircraft used in Contractor's United Express Services in United livery, without the prior written consent of United. Contractor shall be permitted to retain all revenues from such approved charters. However, Contractor agrees to pay United a fee equal to the daily fixed and overhead costs for such aircraft, as stated in **Appendix E**, for use of any chartered aircraft covered under this Agreement. In the case of each such charter, Contractor hereby agrees that it will not (and it will not permit others to) operate, promote or otherwise market the charter under the United Express name, the UA or UA* designator code or any other United Marks or identification (excepting only the unavoidable use of United Express liveried aircraft and permanent airport signage). Contractor shall provide written notice to United of any charter flight using aircraft used in Contractor's United Express Services prior to the later of (i) the **** day prior to the date of such charter flight or (ii) **** (****) business days after Contractor's receipt of the request for such charter flight. Contractor agrees not to provide any charter flight using aircraft used in Contractor's United Express Services if United provides written notice to Contractor stating that United elects to require that Contractor not provide such charter flight, so long as Contractor receives United's notice prior to the fifth business day after United's receipt of Contractor's notice or prior to the **** business day after United's receipt of

Contractor's notice only for any notice United receives within **** (****) business days prior to intended charter flight.

4.   Changes Input to Reservations Systems. Changes to Contractor's schedules as set forth in this **Article IV.B** and which otherwise are in accordance with the terms and conditions of this Agreement will be submitted by Contractor for input into United's internal reservations system and computerized reservations systems. At no time may Contractor make any changes to flights operated by United or any other carrier.

5.   Operating Commitment. Contractor agrees to operate Contractor's United Express Services to provide air transportation services scheduled pursuant to this **Article IV.B** (as modified from time to time) throughout the term of this Agreement.

C.   INVENTORY

United will have the sole right to use, set and control availability, levels and use of all seat inventory for the Aircraft Used in United Express Service. United will take all revenue and inventory risk and will maintain inventory and pricing responsibility. Contractor is prohibited from providing positive space leisure travel, or any other confirmed leisure travel that requires removal of a seat from inventory, to any person other than the people outlined in **Appendix J**, on Contractor's United Express flights without the prior written consent of United. All positive space and leisure travel must be ticketed on United approved ticket stock with Contractor's full IATA serial and ticketing numbers. Positive space travel is permitted for Contractor's and United's employees for actual business purposes, including deadheading flight crews, and for Contractor's employees and eligible in emergency situations only. Contractor may not issue positive space business travel to anyone other than Contractor's own employees. If in any way, Contractor issues tickets in violation of this provision in any form, within two (2) years of each such violation, Contractor may be billed via the ACH or cash voucher set-off, and Contractor will pay United, the full unrestricted fare for the class of service provided on such route for any such inappropriate ticketing.   Contractor also agrees to comply with all rules and regulations for positive space and space available travel as outlined in the Related Agreements.

D.   FLIGHT CREWS TO BE USED

1.   Flight Crew. Aircraft Used in United Express Service will be operated with crews consisting of a captain or pilot, and a first officer or co-pilot. All such crew members will at all times meet all currently applicable governmental requirements, as such requirements may be amended from time to time during the life of this Agreement, and will be fully licensed and qualified for the services that they perform hereunder. In addition, each of Contractor's captains will hold a current Airline Transport Pilot Certificate and all Flight Crews to be used in Contractor's United Express Services must be qualified to fly between all city pairs on the Effective Date of this Agreement. Crew members will also meet all requirements imposed by the insurance policies that are to be maintained pursuant to **Article XII.**

1.   Flight Attendants. Contractor's flight attendants will at all times possess all necessary training and meet all currently applicable governmental requirements, as such requirements may be amended from time to time during the life of this Agreement.

E.   INFLIGHT SALES

Contractor may, at United's request, be required to sell beer, liquor and other goods on flights included in Contractor's United Express Services. Any additional goods or services Contractor would like to sell or promote onboard the aircraft are subject to United's written approval. Contractor agrees that such in-flight sales shall be conducted in a manner consistent with in-flight sales provided on United's flights. For beer and liquor sales only, Contractor will be solely responsible for the (i) incremental costs at locations where United directly provides catering services and (ii) direct costs at locations where United does not provide catering services and Contractor shall be entitled to all revenues generated from such in-flight sales (except SkyMall). For all other products, services or food put on the aircraft at United's request, United shall be responsible for the direct costs, or as mutually agreed upon, for such products, services or food, and United shall be entitled to all of the revenue associated with such products, services or food. United shall use its commercially reasonable efforts to assist Contractor in securing an economical price for the in-flight items.

V. OPERATING RESTRICTIONS

A. UNITED EXPRESS OPERATIONS ONLY

Other than pursuant to this Agreement, Contractor shall not, and it shall ensure that its subsidiaries do not directly or indirectly, engage or attempt to engage, on its or their own behalf or on behalf of a third party, in the business of providing air transportation, marketing or code share relationship at any of United's Hubs (DEN, IAD, LAX, ORD, SEA, SFO); except (i) as directed by United pursuant to **Article VI.B.7** or as otherwise provided herein, or (ii) for any such agreements entered into by Contractor in its capacity as a provider of regional services to Continental Airlines, Inc. Notwithstanding the foregoing to the contrary, Contractor shall be permitted to engage in charter activities and other similar flying arrangements at United's Hubs. In addition to the exceptions set forth above, Contractor may fly to the aforementioned United Hubs under code share or marketing relationships with another carrier as a spoke service from another carriers' hubs provided that such spoke services shall not exceed in total for each market that involves a flight from another carrier's hub to a specific United hub a total of **** (****) arrivals per day. United will consider wholly at its own discretion market by market exemptions to this clause on a case-by-case basis.   United and Contractor agree to discuss amending this **Article V.A** with respect to the exception of agreements entered into by Contractor in the event that the parties agree to increase, by ***** percent (****%), the number of aircraft flown by Contractor as United Express Service for United under this Agreement as of the Effective Date.

B. NO OPERATION OUTSIDE AGREEMENT

Without the prior written consent of United, Contractor will not use any of the services or facilities (excluding maintenance service or facilities) afforded to Contractor by United to provide air transportation or related services to other carriers or affiliates of Contractor without the consent of United. Under no circumstances will Contractor or its affiliates be permitted to operate aircraft bearing the United Marks in city pairs other than those specified by United pursuant to **Article IV**, without the prior written consent of United, other than charters operated as provided in **Article IV.B.3**. Contractor will not, without United's prior written consent, permit any third party, whether under a lease arrangement or otherwise, to operate any aircraft bearing the United Marks.

C. SEVERABILITY AND REMEDY

1.   If the restrictions set forth in **Article V.A** or **V.B** or **V.C** or any part thereof should, for any reason whatsoever, be declared invalid by a court of competent jurisdiction, the validity or enforceability of the remainder of such restrictions shall not thereby be adversely affected. If any time, scope or territorial limitation is deemed to be unreasonable by a court of competent jurisdiction, then Contractor agrees and submits to the reduction of either said time, scope or territorial limitation to such a time period, scope or area as said court shall deem reasonable. If Contractor shall be in violation of the aforementioned restrictive

covenants, then the time limitation thereof shall be extended for a period of time equal to the period of time during which such breach or breaches should occur.

2. Contractor acknowledges that United has no adequate remedy at law and would be irreparably harmed were Contractor to breach or threaten to breach the provisions of **Article V.A** or **V.B** or **V.C** hereof and, therefore, agrees that United shall be entitled to injunctive relief to prevent any breach or threatened breach of **Article V.A** or **V.B** or **V.C** hereof, and to specific performance to the terms of **Article V.A** or **V.B** or **V.C** in addition to any other legal or equitable remedy it may have. Contractor also agrees that it shall not raise the defense that United has an adequate remedy at law in any equity proceeding involving it relating to **Article V.A** or **V.B** or **V.C** hereof. Nothing in this Agreement shall be construed as prohibiting United from pursuing any other remedies at law or in equity that it may have or any other rights that it may have under any other agreement.

VI.   LICENSE

A.   GRANT OF LICENSE

Contractor will conduct all operations described in **Article IV.B**, and any additional operations undertaken by subsequent amendment hereto, under the Marks set forth in **Appendix A** or other Marks designated by United pursuant to this **Article VI.A** and subject to **Article IV.A.4**. In consideration for the services to be provided by Contractor under this Agreement, United hereby grants to Contractor, upon the terms and conditions herein contained, a nonexclusive, nontransferable right and license to use the United Marks, and Contractor hereby undertakes the obligation to use the licensed United Marks in connection with the services to be rendered by Contractor under this Agreement; provided, however, that at any time during the term of this Agreement, United may alter, amend or revoke the license hereby granted and require Contractor's use of any new or different Marks in conjunction with the air transportation services provided hereunder as United may determine in the exercise of its sole discretion and judgment.

B.   TERMS AND CONDITIONS GOVERNING LICENSE

1. **United Marks.** Contractor hereby acknowledges United's ownership of the United Marks, further acknowledges the validity of the United Marks and agrees that it will not do anything in any way to infringe or abridge United's rights in its marks or directly or indirectly to challenge the validity of the United Marks.

2. **Service Standards.** Contractor agrees that, in providing services under this Agreement in conjunction with one or more of the United Marks, it will comply with all United Express Service Standards. United Express Service Standards include, but are not limited to, United standards for (a) aircraft types, as referenced in **Article IV.A**, (b) customer service, as set forth in United's Customer Service Policies and Procedures, (c) minimum customer service training requirements consistent with United's customer service practices and procedures, (d) in-flight amenities and service, (e) aircraft appearance, (f) United/United Express safety programs (and Contractor will enter into any agreements relating to such programs that are similar to those offered to other United Express Carriers), (g) any other quality control measures designated by United, as such standards may be prescribed by United from time to time and (h) customer problem resolution (**"CPR"**). As necessary, United will provide training to Contractor's designated instructors pursuant to the requirements of United's Customer Service Policies and Procedures; provided that United will at its expense provide a trainer and materials, and United agrees that the Service Standards prescribed by it will not be unreasonable in light of the facilities and aircraft available to Contractor. United will have the right, from time to time, to inspect Contractor's United Express Services to determine if they conform to the United Express Service Standards. If United determines that Contractor is not in compliance with the Service Standards United will notify Contractor and Contractor will promptly rectify any such noncompliance. Failure on the part of United to conduct such inspections will not relieve Contractor of its

obligations to conform to the Service Standards. If Contractor fails to comply with any part of the Service Standards and such failure is not corrected as soon as practicable (and, in any event, within thirty (30) days) after Contractor's receipt of written notice of such failure from United, then United may, at its discretion, restrict or eliminate Contractor's pleasure travel privileges, or suspend Contractor's authority to serve city pair markets, or impose any other nonexclusive remedy, including breach of contract, or other remedies available to United.   Other non-exclusive remedy would include, requiring Contractor to bear costs in excess of normal guidelines. The United Express Service Standards are outlined in **Appendix I**, and may be changed by United upon notice given from time to time.

        3.   **Aircraft Ground Handling Procedures.** Contractor agrees that in providing Contractor's United Express Services, it will conform to all of Contractor's Aircraft Ground Handling Procedures. As used herein, "Aircraft Ground Handling Procedures" include, but are not limited to, procedures for (a) deicing, (b) handling and (c) other aircraft servicing measures, as such procedures may be prescribed by Contractor from time to time. Contractor agrees that all Aircraft Ground Handling Procedures prescribed by it will be established in compliance with all applicable federal, state, local and industry regulations as well as any additional reasonable procedures which United may prescribe from time to time which do not otherwise conflict with Contractor's Aircraft Ground Handling Procedures. Contractor will obtain any and all necessary federal, state, local and regulatory approvals of such Aircraft Ground Handling Procedures. Once all necessary approvals are obtained, Contractor will provide a copy of its Aircraft Ground Handling Procedures to United. At each Location, as necessary, Contractor will train United or its designee's employees in the requirements of Contractor's Aircraft Ground Handling Procedures; provided that Contractor will provide a trainer and materials and United will pay all other expenses incurred by its employees in connection with such training.   However, Contractor agrees to adhere to the United Express Service Standards outlined in **Appendix I** for all Ground Handing of its United Express flights.

        4.   **Liability for Operations.** Nothing in this **Article VI.B** is intended to nor will be construed so as to relieve Contractor of any liability or to impose any liability on United for Contractor's United Express Services by virtue of any of United's rights under **Article VI.B.2** or **Article VI.B.3**, whether exercised or not.

        5.   **Non-Exclusivity.** Nothing in this Agreement is intended nor will be construed to give Contractor the exclusive right to use the United Marks, or to abridge United's right to use or to license the Marks, and United hereby reserves the right to continue use of the United Marks and to license such other uses of such Marks as United may desire.

        6.   **Reversion of Marks.** Upon termination of this Agreement for any reason, the right to use herein granted for the United Marks will immediately revert back to United, and Contractor will have no right to use such Marks in any way. Further, Contractor will, at its sole cost and expense immediately upon termination of this Agreement, remove all United Marks from its aircraft, its other vehicles, the uniforms of its personnel, its facilities and from any and all other places or things controlled or formerly controlled by Contractor.

        7.   **Code Share.** Contractor shall enter into commercial agreements with United and each of the Code Share Partners of United designated by United pursuant to which, and subject to any necessary regulatory approvals, Contractor shall become subject to the terms and conditions of the Code Share Agreement to the extent necessary to permit the placement of the Code Share Partner designator code on flights operated for United by Contractor. Contractor shall enter into such Code Share Agreements within thirty (30) days of the effective date as required by United. The Code Share Agreement is a tri-party, common terms agreement entered into among United, Contractor, and the Code Share Partner. The terms and conditions described in the Code Share Agreement entered into among United, Contractor, and Continental Airlines, Inc. on the Effective Date hereof are representative of subsequent Code Share

Agreements that United may require Contractor to execute with subsequent Code Share Partners. Notwithstanding the foregoing, Contractor shall not be required to incur any additional obligations or expenses related to entering into or performing under such Code Share Agreements, and any such additional obligations or expenses shall be the responsibility of United (or, at United's discretion, United may elect to no longer require Contractor to enter into or perform under a certain Code Share Agreement); provided, however, that Contractor shall perform basic obligations and may incur certain expenses inherent in code share relationships, including but not limited to, reviewing and executing the Code Share Agreement(s), facilitating the placement the Code Share Partner designator code on flights operated for United by Contractor as directed by United, and satisfying the indemnity and insurance requirements set forth in the Code Share Agreement(s); provided that such requirements are consistent in both obligation and expense as those required hereunder. The Parties agree to discuss, in good faith, any disagreement as to whether any additional obligation or expense with respect to any Code Share Agreement is the responsibility of Contractor or United.

C. INFRINGEMENT

United will, at its expense, defend, indemnify, release, protect, save and hold Contractor, its officers, directors, agents and employees harmless from and against any and all liabilities, damages, expenses, losses, claims, demands, suits, fines or judgments, including but not limited to attorneys' and witnesses' fees, costs and expenses incident thereto, which may be suffered by, accrue against, be charged to or be recovered from Contractor as a result of any third-party claim that the use by Contractor of any United Mark in accordance with the terms of this Agreement infringes a registered trademark or service mark of any third party in the United States, and will pay all costs, damages and attorneys' fees that a court finally awards as a result of such claim. To qualify for such defense and payment, Contractor must (i) give United prompt written notice of any such claim and (ii) allow United to control the defense of the claim and all related settlement negotiations and fully cooperate with United in its defense of the claim and the conduct of any settlement negotiations. United's obligation hereunder is conditioned on Contractor's agreement that if any Mark becomes, or in United's opinion is likely to become, the subject of such a claim, Contractor will not dispute that United, at its option, may either procure the right for Contractor to continue using such Mark or to replace or modify such Mark so that it becomes non-infringing. This **Article VI.C** states United's entire obligation to Contractor regarding infringement or the like.

VII. ADDITIONAL UNDERTAKINGS

A. PASS THROUGH COSTS

From time to time and at anytime upon reasonable prior written notice to Contractor, United reserves the right to assume responsibility from Contractor for purchasing of all Pass Through Cost products and services used by Contractor pursuant to this Agreement, including the right to return such responsibility to Contractor.

B. BULK PURCHASES

Each party may assist the other in obtaining goods and services useful to the other party, including, without limitation, fuel, uniforms, supplies and ground equipment, in a more economical manner. If United identifies opportunities for cost savings as a result of bulk purchasing on behalf of Contractor, Contractor is obligated to participate in the new cost saving initiative so long as such participation does not violate or otherwise conflict with existing contractual obligations of Contractor and Contractor is not required to incur any additional obligations or unreimbursable expenses related to entering into or the performance of entering into such initiative. If United identifies Carrier Controlled cost savings, United and Contractor agree to share the savings. If United identifies Pass Through cost savings, United will retain the entire benefit. If Contractor identifies Pass Through Cost savings, United and Contractor will share the savings.

C.   FUEL

United, by or through its subsidiaries, agents or affiliates, shall have the option to procure fuel and fuel services for or on behalf of Contractor. Contractor agrees to assist United, its subsidiaries, agents or affiliates in identifying fuel or fuel service procurement opportunities, to provide data or analysis pursuant thereto, and to enter into agreements in a form and substance reasonably satisfactory to Contractor for the provision of said fuel or fuel services, including any provisions therein, at the direction of United. United shall use its best efforts to accommodate any operational or other requirements of Contractor related to fuel or fuel services procured for or on behalf of Contractor.

D.   UNIFORMS

Contractor, at its own expense, shall pay for and require all of its Designated Personnel and other employees of Contractor who are visible to the public to wear Contractor approved uniforms while performing Contractor's United Express Services as outlined in **Appendix I**. United will pay all costs incurred in Contractor's complying with the requirements established in this paragraph if United elects to change approved uniforms during the term.

E.   PASSES AND REDUCED RATE TRAVEL

Each party will comply with the terms of a separate agreement between them under which are granted to the employees of the other party certain passes and reduced rate pleasure travel privileges. However, United has the right to retain all revenue generated from reduced rate travel, including companion passes, both on United and United Express operated flights.

F.   ENVIRONMENTAL

1.   Definitions.

a. The term "Environmental Laws" means all applicable federal, state, local and foreign laws and regulations, including airport or United rules, regulations, policies, or lease requirements relating to the prevention of pollution, protection of the environment or occupational health and safety, or remediation of environmental contamination, including, without limitation, laws, regulations and rules relating to emissions to the air, discharges to surface and subsurface soil and waters, regulation of potable or drinking water, the use, storage, release, disposal, transport or handling of Hazardous Materials, and aircraft noise, vibration, exhaust and overflight.

b. The term "Hazardous Materials" means any substances, whether solid, liquid or gaseous, which are listed and/or regulated as hazardous, toxic, or similar terminology under any Environmental Laws or which otherwise cause or pose threat or hazard to human health, safety or the environment, including, but not limited to, petroleum and petroleum products.

2. Contractor Obligations.

a. Contractor shall conduct its operations in a prudent manner, taking reasonable preventative measures to avoid liabilities under any Environmental Laws or harm to human health or the environment, including, without limitation, measures to prevent unpermitted releases of Hazardous Materials to the environment, adverse environmental impacts to on-site or off-site properties and the creation of any public nuisance. If, in the course of conducting services under this Agreement, Contractor encounters adverse environmental conditions that could reasonably be expected to give rise to liability for United or Contractor under any Environmental Laws or which otherwise could reasonably be expected to result in harm to human health or the environment, Contractor shall promptly notify United of such conditions.

b. Contractor shall, at its own expense, conduct its operations in compliance with applicable Environmental Laws. If United provides any information, instruction, or materials to Contractor relating to its obligations under any Environmental Laws, Contractor agrees that this shall not in any way relieve Contractor of its obligation to comply with Environmental Laws. Contractor further agrees that it shall otherwise preserve the proprietary nature of any such information that is identified by United as proprietary and confidential and shall use its commercially reasonable efforts to ensure that the information is not disclosed to any third parties without first obtaining the written consent of United.

c. Contractor shall use its reasonable commercial efforts to perform its services under this Agreement so as to minimize the unnecessary generation of waste materials, including consideration of source reduction and re-use or recycling options. If requested by United, Contractor shall replace specific products used in its operations with less toxic products, as long as there is a reasonable replacement available at a similar cost, or if the product is not at a similar cost, provide United the option to agree to pay the difference. Contractor shall ensure that any waste materials generated in connection with the services performed by Contractor under this Agreement are managed in accordance with all applicable Environmental Laws, with Contractor assuming responsibility as the legal generator of such wastes; however, this provision does not apply should United or another vendor of United be the entity who has, in fact, independently generated the wastes.

d. For any leased areas or other equipment that are jointly used or operated by both Contractor and United (and/or other United contractors), Contractor shall use its reasonable commercial efforts to coordinate its activities with United and/or United contractors and otherwise perform such activities to ensure compliance with applicable Environmental Laws.

e. Except for de minimis amounts of Hazardous Materials which are immediately and fully remediated to pre-existing conditions, Contractor shall promptly notify United of any spills or leaks of Hazardous Materials arising out of Contractor's provision of services under this Agreement, and shall provide copies to United of any written reports provided to any governmental agencies and airport authorities under any Environmental Laws regarding same. Contractor shall promptly undertake all reasonable commercial actions to remediate any such spills or leaks to the extent Contractor is required to do so by applicable Environmental Laws, by the relevant airport authority, or in order to comply with a lease obligation. In the event that Contractor fails to fulfill its remediation obligations under this Paragraph and United may otherwise be prejudiced or adversely affected, United may undertake such actions as are reasonable at the cost and expense of Contractor. Such costs and expenses shall be promptly paid upon Contractor's receipt of a written request for reimbursement for them by United.

f. Contractor shall promptly provide United with written copies of any notices of violation issued or other claims from a third party asserted pursuant to Environmental Laws or associated with a potential release of Hazardous Materials and related to or associated with the provision of services by Contractor under this Agreement. Contractor shall promptly undertake all actions necessary to resolve such matters, including, without limitation, the payment of fines and penalties, and promptly addressing any noncompliance identified; provided, however, that Contractor may contest any notice of violation or other alleged violation and defend any claim that it believes is untrue, improper or invalid. In the event that Contractor fails to fulfill its obligations under this Paragraph and United may otherwise be prejudiced or adversely affected, United may undertake such actions as are reasonable or legally required at the cost and expense of Contractor. Such costs and expenses shall be promptly paid upon Contractor's receipt of a written request for reimbursement for them by United.

g. If requested by United, Contractor shall conduct a review and provide information to United regarding Contractor's compliance with the requirements of this **Article VII,** Section F (Environmental). This review may include the completion of an environmental compliance audit of Contractor's activities or an environmental site assessment, each subject to a work plan approved by United. Contractor shall provide United with a summary of the results of this audit, provide United an opportunity to review any report generated in connection with such an audit, and will promptly use its reasonable commercial efforts to address any noncompliance or liability identified.

h. In the event that Contractor's Services include (a) providing bulk (nonbottled) potable water for crew or passenger consumption; (b) the handling or loading of bulk (non-bottled) potable water onto aircraft; or (c) the maintenance of any potable water equipment (such as water servicing trucks, carts, cabinets or portable tanks), Contractor shall comply with all applicable Environmental Laws governing the provision of such Services ("Drinking Water Requirements") and shall use its reasonable commercial efforts to ensure all water handling equipment is properly and regularly disinfected and kept in sanitary condition. If Contractor relies upon another contractor to load water onto its aircraft or to maintain water handling equipment, it shall inquire with such contractors to ensure they meet these Drinking Water Requirements as well. Contractor shall notify United if it becomes aware of practices or conditions that may negatively impact potable water quality.

i. Contractor shall maintain records relating to its compliance with Environmental Laws under this Agreement for at least five (5) years or such longer period of time if required by Environmental Laws. Contractor shall, at the request of United and with reasonable advance notice, provide United with reasonable access to Contractor's operations, documents, and employees for the sole purpose of allowing United to assess Contractor's compliance with its obligations with this **Article VII,** Section F (Environmental), including responding to reasonable information requests.

j. Upon the termination of operations at a space used to support operations under this Agreement, Contractor shall use its reasonable commercial efforts to ensure the removal and proper management of any and all Hazardous Materials for which Contractor is responsible associated with its operations (including its subcontractors) and will comply with any other applicable Environmental Laws applicable to Contractor's United Express Services.

k. Contractor has reviewed United's Environmental Commitment Statement (found at http://www.united.com/page/article/0,6722,52532,00.html) and agrees to cooperate with United in meeting these commitments in effect as of the date hereof and in responding to reasonable information requests.

l. Contractor shall be responsible for and will indemnify, defend, and hold harmless United, including its officers, agents, servants and employees, from and against any and all claims, liabilities, damages, costs, losses, penalties, and judgments, including costs and expenses incident thereto under Environmental Laws or due to the release of a Hazardous Material, which may be suffered or incurred by, accrue against, be charged to, or recoverable from United or its officers, agents, servants and employees arising out of an act or omission of Contractor (or its subcontractor) related to Contractor's provision of services under this Agreement, excluding the reckless or willful misconduct, or gross negligence, of United, or a third party contracted by United.

m. All notices to be provided by Contractor to United under this **Article VII,** Section F (Environmental) shall be provided as indicated in **Article XXII** (Notices) of this Agreement, with a copy to Director of Environmental Safety, United Air Lines, Inc., 77 W. Wacker Drive-HDQSY, Chicago, IL 60601.

G.   FUEL EFFICIENCY INITIATIVES

Contractor and United mutually agree to the following Fuel Efficiency Initiatives

1.   Contractor commits to including fuel efficiency qualification classroom training in all FAA approved annual dispatch and pilot training in accordance with United's guidelines, which will be provided to Contractor, no later than May 31, 2010. In order to effect such training, United shall provide consultation on training development and supply sample training materials.

2.   Contractor shall conduct initial operational efficiency training commencing May 31, 2010 with completion within six (6) months thereafter. In order to effect such training, United shall supply development assistance, materials and other required items.

3.   Contractor shall provide a monthly report in the form of **Appendix K**. At the request of United, Contractor shall further include in such report such additional fuel related information, provided such actions do not impose any additional burden or cost on Contractor. Savings from such fuel cost reductions in Contractor's United Express operations shall accrue to United.

4.   Contractor shall implement a flight data recorder and/or ACARS based download program (similar to United's Flight Operations Quality Assurance) to verify fuel savings and aircraft ground movement no later than May 31, 2010. Contractor and United will work together to ensure that all appropriate fuel data is automated and available for analysis

5.   Contractor shall work in good faith with United to use the least cost fuel burn routing option, with possible alternatives to include Contractor's flight planning software and United's flywize provided routing. Contractor commits to utilizing United's flywize routing as an option when and to work in good faith with United to establish an audit process to ensure that least cost option is selected, provided such actions do not impose any additional burden or cost on Contractor.

6.   Contractor shall obtain and use a variable mach cruise system (Ppas or Aerodata) by May 31, 2010, provided such utilization does not impose any additional burden or cost on Contractor.

H.   ONBOARD MERCHANDISING

Contractor will participate in onboard merchandising efforts, as required by United. This may include but is not limited to the sale of both perishable and non-perishable goods, as well as branded merchandise.

I.   CASHLESS CABIN

Upon mutual agreement by the parties, Contractor may be required to acquire, at its expense, the technology specified by United to support onboard product merchandising. This includes, but is not limited to, the technology required to create a cashless onboard environment. Contractor will be responsible for all costs associated with initial acquisition, ongoing maintenance of the technology, management distribution of the technology, as well as, information downloads and battery charging at a frequency specified by United**.**

J.   FUEL-RISK SHARING PROGRAM

United and Contractor agree to a fuel risk sharing program whereby Contractor's mark-up is tied to an index consisting of the Oil Price (This is the ********), and the UAX PRASM: ******** (This data is available quarterly in United's Securities and Exchange Commission (SEC) Form 10-Q) as described in **Appendix M**.

VIII.   RATES PAYABLE TO CONTRACTOR

A.   RATES

As agreed by United and Contractor and effective on the Effective Date:

1.   Consideration. For and in consideration of the transportation services, facilities and other services to be provided by Contractor hereunder, the right of United to (i) control all aspects of inventory as described in **Article IV.C**, (ii) receive and retain all air fares, cargo rates and mail charges received by Contractor and United, and (iii) receive and retain all other revenue received by Contractor and United as provided in this Agreement (except as otherwise provided herein), and other valuable consideration provided under this Agreement, United shall pay Contractor specified **Carrier Controlled Costs** (together with "Markup" as defined at **Article VIII B**) and specified **Pass Through Costs** for the Reimbursement Categories as detailed in **Appendix E** for each aircraft type

2.   Definitions. Contractor and United agree to the definitions for both **Carrier Controlled** and **Pass Through Costs** in **Appendix E**. Contractor is responsible for any and all other costs necessary to operate the aircraft covered under the terms of this Agreement in accordance with the United Express Service Standards. United is not responsible for any other costs not specifically covered in this Agreement.

3.   Reimbursement Categories. The Pass Through Costs and Carrier Controlled Costs are grouped by "Reimbursement Categories" for each aircraft type. Within each Reimbursement Category, are specific kinds or types of expenses as outlined in **Appendix E.**

4.   Unit Rate. Each Reimbursement Category, whether the costs are Pass Through Costs or Carrier Controlled Costs, is expressed in terms of one or more "Unit Rates." The Unit Rates express the basic measurement and constitute the driver of costs for each Reimbursement Category. Each Reimbursement Category for Carrier Controlled Costs has specific Unit Rates as outlined in **Appendix E**. Unit Rates for Pass Through Costs will be evaluated and revised as appropriate by the parties, but no more often than once during a calendar-month period. During any such evaluations, these Unit Rates will be reset to more closely approximate the actual Pass Through Costs that United and Contractor mutually agree are more likely to be Contractor's expected costs.

5.   Intentionally left blank.

6.   Commercially Reasonable Efforts. Contractor agrees to use commercially reasonable efforts to control its Carrier Controlled Costs and Pass Through Costs. Failure by Contractor to use its commercially reasonable efforts to control Pass Through Costs shall be deemed as negligence on the part of the Contractor and may subject such costs to rejection of payment by United, in which event Contractor waives its rights to reimbursement of the applicable Pass Through Cost items. The parties agree to discuss any failure by Contractor to use its reasonable efforts to control costs.

7.   Aircraft Ownership Cost. Contractor's Aircraft Ownership Costs will be reimbursed by United, plus a Markup (assuming a minimum operating performance at the "C" level), but will not be subject to the application of any Annual Adjustment Factors**.**

8.   Cap. Under no circumstances will United's total ownership costs on any aircraft, exceed the cost indentified in **Appendix E** plus Markup.

B.   MARKUP

For each calendar month that this Agreement is in effect, United will pay to Contractor a fee **("Markup")** that is determined as follows:

1.   Contractor's actual measured performance in four areas, including (a) on-time performance, (b) controllable flight completion rate, (c) baggage handling, and (d) United Promoter, will each be assigned a grade (A, B, or C) by reference to the table on **Appendix F.** Each such graded category will carry a weighting as outlined in **Appendix F** in making the Markup calculation.

2.   Carrier Controlled Costs will then be allocated into actual costs expended by Contractor for each aircraft type and for station Carrier Controlled Costs

3.   The percentage of the amount of each allocated category determined pursuant to paragraph 2 above will then be multiplied by the percentage assigned at **Appendix F** to each grade that is given pursuant to paragraph 1 above.

4.   The sum of the products obtained pursuant to paragraph 3 above will be the Markup for the calendar month for the applicable calendar month.

This Markup is intended to represent "C-level" performance against Contractor's Monthly Operating Goals (excluding aircraft ownership) and will be paid in accordance with the Monthly Incentive Payment program as detailed below in **Article VIII.C**.

C.   TEMPORARY MARKUP WAIVER

Contractor agrees to **** (**** %) Markup on all aircraft delivered from December 1, 2009 through May 31, 2010 and have a Markup of **** (**** %) from June 1, 2010 through June 30, 2010. Further, all aircraft in service from June 1, 2010 and through June 30, 2010 will have a Markup of **** (**** %). The below chart provides further clarity on the Markup schedule.

Date Range	Total Number of Aircraft		Markup
December 1, 2009 - December 6, 2009	****		****%
December 7, 2009 – January, 4 2009	****		****%
January 5, 2010 – January 31, 2010	****		****%
February 1, 2010 - February 28, 2010	****		****%
March 1, 2010 – May 31, 2010	****		****%

Date Range	Total Number of Aircraft		Markup
June 1, 2010 - June 30, 2010	****		****%

D.   OPERATING GOALS

For each calendar month and for Contractor's entire United Express operations, Contractor's actual Performance Level shall be measured with respect to each of four Operating Goals. To establish the Markup to be applied hereunder, add together the four applicable Markup Points (percentage figures) associated with the relevant Performance Metrics set forth on **Appendix F**, yielding a sum that is designated as the **Total Markup Factor**. Multiply the Total Markup Factor by the total aggregate Carrier Controlled Costs for the month in question, and the resultant amount is designated as the **Markup** as detailed in **Appendix F**.

1.   Operating Goals Methodology. Contractor's Monthly Operating Goals for the calendar year will be established using the predetermined methodology set forth below and will take effect on January 1 of each year. All goals and adjustments used to create these goals will be calculated using two (2) decimal points

On a metric by metric basis, for calendar years when United's Mainline performance (defined as performance for United Airlines' domestic flights, weighted by departures) is better than United Express Best Practice Operating Performance:

a.   Contractor's On-Time Zero **("On-Time Zero or On-Time")** Operating Goal is calculated as equal to United's Operating Mainline Performance (United Airlines' domestic mainline flights, weighted by departures), adjusted downwards ******** percentage points then adjusted for regional differences. Regional differences will be accounted for by taking the resulting goal generated by the previous sentence and multiplying that number by the quotient of the weighted average of United Mainline On Time Zero performance for the hubs in which Contractor operates (weighted by Contractor hub departures) and the United Mainline System On Time Zero Performance (performance for United Airlines' domestic mainline flights, weighted by departures).

b.   Contractor's Controllable Flight Completion **("Controllable Completion" or "Controllable Flight Completion")** Operating Goal is equal to United's system-wide Mainline Operating Performance (United Airlines' domestic flights, weighted by departures) for its own operation adjusted downward by ******** percentage points. Controllable Flight Completion excludes cancellations due to weather, Air Traffic Control ("ATC") cancellations, requests by United to cancel flights in conjunction with the Ground Delay Program, acts or omissions by United and emergency airworthiness directives.

c.   Contractor's Mishandled Bag **("Mishandled Bags")** Operating Goal is calculated as equal to United's system-wide Operating Performance (domestic performance, weighted by departures) for its own operation adjusted upward by ******** points then adjusted for regional differences. Regional differences will be accounted for by taking the resulting goal generated by the previous sentence and multiplying that number by the quotient of the weighted average of United Mainline Mishandled Bag performance (domestic flights, for the hubs in which Contractor operates (weighed by Contractor hub departures) and the United Mainline System Mishandled Bag Performance (domestic performance, weighted by departures).

d.   Contractor's United Promoter **("United Promoter" or** "**UP"**) Operating Goal will be United Express Best Practice minus ******** percentage points.

On a metric by metric basis, for calendar years when United's Mainline performance (domestic flights, weighted by departures) is worse than United Express Best Practice Operating Performance

e.   Contractor's On-Time Zero **("On-Time Zero" or "On-Time")** Operating Goal is calculated as equal to the United Express Best Practice Operating Performance (where individual United Express Carrier Performance has been regionally normalized) adjusted down ******** percentage points then re-adjusted for regional differences accounting for regions in which Contractor operates. Regional differences will be accounted for by taking the resulting goal generated by the previous sentence and multiplying that number by the quotient of the weighted average of United Mainline On Time Zero performance (domestic mainline flights, weighted by departures) for the hubs in which Contractor operates (weighted by Contractor hub departures) and the United Mainline System On Time Zero Performance (domestic mainline flights, weighted by departures)

f.   Contractor's Controllable Flight Completion (**"Controllable Completion"** or **"Controllable Flight Completion"**) Operating Goal is equal to United Express Best Practice Performance adjusted downward by **** percentage points. Controllable Flight Completion excludes cancellations due to weather, Air Traffic Control ("**ATC**") cancellations, requests by United to cancel flights in conjunction with the Ground Delay Program, acts or omissions by United and emergency airworthiness directives.

g.   Contractor's Mishandled Bag (**"Mishandled Bags"**) Operating Goal is calculated as equal to United Express Best Practice Performance (where individual United Express Carrier Performance has been regionally normalized) adjusted upward by **** points then re-adjusted for regional differences accounting for regions in which Contractor operates. Regional differences will be accounted for by taking the resulting goal generated by the previous sentence and multiplying that number by the quotient of the weighted average of United Mainline Mishandled Bag performance (domestic flights, weighted by departures) for the hubs Contractor operates in (weighed by Contractor hub departures) and the United Mainline System Mishandled Bag Performance (domestic flights, weighted by departures).

h.   Contractor's United Promoter (**"United Promoter"** or "**UP**") Operating Goal will be United Express Best Practice minus **** percentage points.

2.   **B- Level Performance.** Contractor's Monthly Operating Goals, as defined above in Paragraph 1.a – 1.h and adjusted for seasonality using the Seasonality Adjustment Factors set forth in Paragraph v below, define the minimum performance necessary to achieve at least **B–Level Performance.**

3.   **Performance Grade Widths.** "**Grade Widths**" (the range between the lowest end of each Performance Level) remain constant and will not be changed over the entire term of this Agreement and are as set forth in **Appendix F.**

4.   **Example.** The Grade Width for A and C level performance will be automatically computed on an annual basis once the numbers for the bottom of B Performance Levels are established. For example, if Contractor's Monthly Operating Goal for the Controllable Completion Operating Category is determined to be ****, that is the bottom of the B-Performance Level. Applying the methodology, in the performance Grade Width table referenced above, the bottom A- Performance Level would be **** (**** plus ****). Furthermore, the bottom of the C Performance Level would be **** (**** minus ****). Based on these numbers the Grade Widths, before application of any Seasonality Adjustment Factors would be as follows:

Level A   =   **** -****
Level B   =   **** -****
Level C   =   **** -****

5.   **Seasonality Adjustment.** At the beginning of each year, after Contractor's Monthly Operating Goals for the year have been calculated by the methodology outlined above but before Contractor's Monthly Operating Goals are set, Contractor may create the final Performance Level goals by multiplying any of the four Contractor's Monthly Operating Goals by a seasonality factor developed by Contractor provided that the (i) twelve (12) month straight average of each of Contractor's Monthly Operating Goals remains unchanged after seasonality factors are applied and (ii) seasonality factor for any month does not exceed +/- ****%.

E.   WIRE TRANSFER AND RECONCILIATION

1.   On a monthly basis and in a format to be set by United, Contractor will provide an estimate of its monthly i.) Carrier Controlled Costs with Markup, assuming C Performance Level, and ii.) Actual Controllable Completion performance based on three (3) months rolling average not to exceed ****%, and iii.) Pass Through Costs, excluding aircraft property tax (which never have a Markup). This estimate will be based upon the schedule to be operated during the upcoming month and shall be provided no later than 7 days prior to the start of the month in which the wire transfers shall be made. United retains the right to modify which Pass Through Costs shall be pre-payable to Contractor and will provide at least thirty (30) days notice of any planned changes. Once agreed to by United, these total costs will be divided by the number of Wednesdays in the month and wire transferred by United to Contractor each Wednesday. If United objects to such estimate, United retains the right to withhold payment of only such costs that are objected to by United, which will then be subject to the reconciliation process outlined in **Article VIII.D.2**. If United objects to such estimate, it shall provide written notice of such objection, which shall include a detailed statement of the specific grounds for its objection, within three (3) business days after its receipt of such estimate.

2.   Complete Reconciliation of Carrier Controlled Costs (and associated Markup) according to actual Performance Levels, and Pass Through Costs paid under **Article VIII.D.1** and as established in accordance with the terms of this Agreement, shall be completed by United on a monthly basis, but no later than **** (****) days after month's end. As an example, the December operating statistics reports would be due from Contractor no later than January 30. United will review the information and resolve data discrepancies, and reconcile the Carrier Controlled Costs, by February 29.

a.   Monthly Reconciliation Carrier Controlled Costs. On or before the thirtieth (30th) day after the last day of each calendar month, Contractor shall submit to United a report detailing actual operational statistics pertaining to the payment of Carrier Controlled Costs, with a content and format determined by United. United and Contractor agree to make a good faith effort to reconcile any differences in operational statistics data used to calculate reconciliation payments. Once a variance in operational statistics falls within 1/10 of 1% (0.1%), the lower of the two numbers will be used for calculating reconciliation payments.

b.   Monthly Reconciliation – Pass Through Costs (excluding aircraft property tax). On or before the ninetieth (90th) day after the last day of each calendar month, Contractor shall submit to United (in a format to be determined by United) documentation sufficient to support its actual expenses for Pass Through Costs items, including copies of invoices. Upon submission of the information, Contractor must notify United in writing if any 3rd party information is missing from the submission information, and provide an explanation for the delay. Pass Through Costs will be reconciled within one-hundred twenty (120) days after the last day of the calendar month. Under no circumstances will Contractor be reimbursed by United for Pass Through Costs claimed more than six (6) months after the later of the date that the expense was incurred or the invoice date; provided that Contractor agrees to diligently pursue such items.

3.   On or before April 30, Contractor shall submit to United documentation sufficient to support its actual aircraft property tax expenses for the prior calendar year, including copies of invoices and actual aircraft property tax bills. Upon submission of the information, Contractor must notify United in writing if any information is missing from the submission information, and provide an explanation for the delay. The following aircraft property tax allocation methodology will be used. Airliner Price Guide (APG) wholesale values for Contractor's fleet shall be provided by aircraft type. Contractor's weighted departures will be calculated by multiplying Contractor's actual departures by aircraft value divided by one-million (1,000,000). The tax expense allocation will be allocated by taking Contractor's weighted departures at

each airport divided by total weighted departures of the airport multiplied by total taxes paid to get an allocated tax value.

F. EQUIPMENT FEATURES

As soon as practicable following the execution of this Agreement, the parties agree to enter into either an amendment to this Agreement or an additional agreement setting forth each party's responsibilities with respect to equipment to be placed on each ERJ-145 aircraft on the terms and conditions previously agreed to by the parties and including the payments set forth on **Appendix L**.

IX. FEES PAYABLE TO UNITED

A. GOVERNMENT ASSISTANCE

Any and all direct or indirect assistance received by Contractor as a result of government assistance or bail-out plans will be forwarded directly to United to the extent reimbursed by United to Contractor or included in future payments by United to Contractor. Examples include, but are not limited to, direct payments to Contractor, loan programs, reimbursement of security fees, and waivers of any and all fees and taxes.

B. PROFIT SHARING

In the event Contractor's operating margin before tax exceeds **** percent (****%) in any calendar year, Contractor agrees to pay to United **** percent (****%) of its share (based on available seat mile allocation between all Contractor partner airlines) of Contractor's margin above **** percent (****%). Margins shall be defined as total Contractor audited operating income minus interest on all leased or owned aircraft, divided by the total Contractor annual revenue. This payment shall be made by Contractor to United within thirty (30) days following the completion of Contractor's annual financial audit. Any payment owed by Contractor to United will be reduced by the difference between Markup payments for Performance Level A and Performance Level B for the months in the calendar- year in which Contractor attains Performance Level A.

C. ONBOARD CATERING FEE FOR ORD AND IAD

United will purchase the onboard catering product provisioned on United Express flights from Chicago O'Hare (ORD) and Washington Dulles (IAD) and invoice Contractor for the onboard catering product. The fee for onboard catering product shall be $**** per passenger. On a monthly basis, Contractor will receive an invoice from United via the Airline Clearing House. The invoice will be calculated based on the total number of Contractor's number of departing United Express passengers for ORD and IAD. The per passenger rate will be reviewed by United on an annual basis. United may revise this rate with thirty (30) days prior written notice to Contractor.

X. MAINTENANCE AND FUELING

United will have no responsibility under this Agreement for maintenance, maintenance fuel or fueling of Contractor's aircraft.

XI. U.S. MAIL

United and Contractor agree to cooperate in making bids for mail carriage.

XII. INSURANCE

A. INSURANCE TYPES

During the term of this Agreement, Contractor agrees to procure and maintain in full force and effect, at its own expense, policies of insurance with insurers of recognized reputation and responsibility, which provide, unless otherwise provided in the Aircraft Leases, at a minimum the following insurance:

1. Comprehensive Airline Liability Insurance, including but not limited to Aircraft Liability, Passenger Liability, Comprehensive General Liability Insurance, War Risk and Other Perils (per AVN 52E, or its equivalent), including both passengers and other third parties, Cargo Liability and Baggage Liability Insurance, with combined single limits for each and every loss and each aircraft of not less than (i) U.S. $****, or (ii) U.S. $**** per available seat or (iii) the limits that Contractor has in place, whichever is greatest. Any policies of insurance carried in accordance with this **Article XI.A.1** will also contain or be endorsed to contain those provisions set forth in the attached **Appendix G**.

2. Aircraft Hull All Risks and Hull War and Allied Perils insurance, including ground and flight coverage on Contractor's aircraft, including spares coverage, with deductibles United has reasonably deemed appropriate.

3. Contractor agrees to maintain workers' compensation in statutory amounts required by each state in which any work is performed, in whole or in part; Employers' Liability, with policy limits not less than $**** combined single limit, for all of Contractor's United Express employees. United shall in no way be liable for any workers' compensation claims paid by Contractor related to any of Contractor's operations. Contractor's insurer agrees to waive rights of subrogation against United with respect to worker's compensation claims.

4. Contractor agrees to maintain commercial automobile liability insurance covering all owned, non-owned leased, and hired automobiles, trucks and trailers, with policy limits of not less than $**** combined single limit per occurrence to cover Contractor's entire United Express operation.

5. Contractor will be responsible for the first $**** of loss or damage to all automation equipment provided by United to Contractor. Contractor will evidence property insurance and name United as loss payee.

B. EVIDENCE OF INSURANCE

At the commencement of this Agreement, and thereafter at renewal, Contractor shall furnish to United evidence reasonably satisfactory to United of such insurance coverage and endorsements, including certificates certifying that such insurance and endorsements are in full force and effect. Initially, this evidence shall be a certificate of insurance.

C. ALTERATIONS

United has the right to make reasonable alterations in the requirements set forth in this **Article XI** above, in respect of the types and scope of coverage and amounts of insurance, any such alteration being deemed reasonable if readily available and if it becomes the custom in the industry.

D. FAILURE TO MAINTAIN INSURANCE

If Contractor fails to acquire or maintain insurance as herein provided, United may at its option secure such insurance on Contractor's behalf and set-off the expense on Contractor's cash voucher.

XIII. LIABILITY AND INDEMNIFICATION

A. EMPLOYER'S LIABILITY AND WORKERS' COMPENSATION

Each party hereto assumes full responsibility for its employer's liability and workers' compensation liability to its own officers, directors, employees or agents on account of injury or death resulting from or sustained in the performance of their respective service under this Agreement. Each party, with respect to its own employees, accepts full and exclusive liability for the payment of workers' compensation and employer's liability insurance premiums with respect to such employees, and for the payment of all taxes, contributions or other payments for unemployment compensation or old age benefits, pensions or annuities now or hereafter imposed upon employers by the government of the United States or by any state or local governmental body with respect to such employees measured by the wages, salaries, compensation or other remuneration paid to such employees, or otherwise, and each party further agrees to make such payments and to make and file all reports and returns, and to do everything to comply with the laws imposing such taxes, contributions or other payments.

B. INDEMNIFICATION BY CONTRACTOR

Contractor hereby assumes liability for and agrees to indemnify, release, defend, protect, save and hold United and its officers, directors, agents and employees harmless from and against any and all liabilities, damages, expenses, losses, claims, demands, suits, fines or judgments, including but not limited to, attorneys' and witnesses' fees, costs and expenses incident thereto, which may be suffered by, accrue against, be charged to or be recovered from United or its officers, directors, employees or agents, by reason of any injuries to or deaths of persons, except for injury or death of United employees, or the loss of, damage to or destruction of property, including the loss of use thereof, arising out of, in connection with or in any way related to any act, error, omission, operation, performance or failure of performance of Contractor or its officers, directors, employees and agents, regardless of any negligence either active, passive or otherwise on the part of United or its officers, directors, employees or agents (but excluding the reckless or willful misconduct, or gross negligence, of United or its officers, directors, employees or agents), which is in any way related to the services of Contractor contemplated by or provided pursuant to this Agreement, or otherwise. United will give Contractor prompt and timely notice of any claim made or suit instituted against United which in any way results in indemnification hereunder, and Contractor will have the right to compromise or participate in the defense of same to the extent of its own interest.

C. INDEMNIFICATION BY UNITED

United hereby assumes liability for and agrees to indemnify, release, defend, protect, save and hold Contractor and its officers, directors, agents and employees harmless from and against any and all liabilities, damages, expenses, losses, claims, demands, suits, fines or judgments, including but not limited to, attorneys' and witnesses' fees, costs and expenses incident thereto, which may be suffered by, accrue against, be charged to or be recovered from Contractor or its officers, directors, employees or agents, by reason of any injuries to or deaths of persons, except for injury or death of Contractor's employees, or the loss of, damage to or destruction of property, including the loss of use thereof, arising out of, in connection with or in any way related to any act, error, omission, operation, performance or failure of performance of United or its officers, directors, employees or agents regardless of any negligence either active, passive or otherwise on the part of Contractor or its officers, directors, employees, or agents (but excluding the reckless or willful misconduct, or gross negligence, of Contractor or its officers, directors, employees or agents), which is in any way related to the services of United contemplated by or provided pursuant to this Agreement. Contractor will give United prompt and timely notice of any claim made or suit instituted against Contractor which in any way results in indemnification hereunder, and United will have the right to compromise or participate in the defense of same to the extent of its own interest.

D.   INTENTIONALLY DELETED

E.   INDEMNITY FOR INFORMATION

Contractor hereby assumes liability for and agrees to release, defend, protect, save, indemnify and hold United, its officers, directors, employees and agents harmless from all liabilities, damages, losses, claims, demands, suits, fines or judgments including but not limited to attorneys' and witness' fees, costs and expenses incident thereto, of Contractor and any third person, express or implied, arising by law or otherwise, as a result of, or related to, any errors in information provided by United under this Agreement, that Contractor knows or has reason to know is incorrect, regardless of any negligence of United either active, passive or otherwise (but excluding the willful misconduct of United). Contractor's waiver and release to United in this **Article XIII** applies to any liability, obligation, right, claim, or remedy in tort and including any liability, obligation, right, claim, or remedy for loss of revenue or profit or any other direct, indirect, incidental, special, or consequential damages.

United hereby assumes liability for and agrees to release, defend, protect, save, indemnify and hold Contractor, its officers, directors, employees and agents harmless from all liabilities, damages, losses, claims, demands, suits, fines or judgments including but not limited to attorneys' and witness' fees, costs and expenses incident thereto, of United and any third person, express or implied, arising by law or otherwise, as a result of, or related to, any errors in information provided by Contractor under this Agreement that United knows or has reason to know is incorrect, regardless of any negligence of Contractor either active, passive or otherwise (but excluding the willful misconduct of Contractor). United's waiver and release to Contractor in this **Article XIII** applies to any liability, obligation, right, claim, or remedy in tort and including any liability, obligation, right, claim, or remedy for loss of revenue or profit or any other direct, indirect, incidental, special, or consequential damages.

F.   UNITED DEFINITIONS

As used in this **Article XIII** for purposes of identifying an indemnified party, all references to United include United's parent company, and any subsidiary or affiliate of United or its parent company, and their respective employees, officers, directors and agents. For purposes of this **Article XIII** any passenger who connects in any city from a flight on United or Contractor (the **"Carrying Party"**) within **** (****) hours after the end of such flight to a flight of the other party (the **"Connecting Party"**) become passengers of the Connecting Party when such passenger enters the hold room or waiting area to which they were deplaned in such city from the Carrying Party's flight to such on-line city. A passenger of the Carrying Party who does not have a connecting flight with the other party hereto and prior to entering the hold room or waiting area after deplaning from the Carrying Party's flight in the Connection City is a passenger of the Carrying Party. For purposes of this **Article XIII**, neither loading bridges, hallways, stairways, nor ramp areas will be considered part of the hold room or waiting area.

XIV.   REPORTS

A.   BOARDING INFORMATION

Information reports containing data covering boarding, and other information agreed to by the parties for Contractor's operations hereunder will be produced from the close-out entries and provided by United to Contractor on a monthly basis 15 days after the month end.

B.   OPERATING PERFORMANCE

Contractor will furnish to United within ten business days (10) after the end of each month a detailed report of its operating performance, which report will include information on Contractor's performance during the preceding month for each of the items designated by United, including, but not limited to, Operating Performance Standards and aircraft appearance.

C.   INSPECTION

United may inspect and audit Contractor's corporate records and accounts solely related to Contractor's United Express Services, from time to time, upon reasonable prior written notice during the life of this Agreement; provided that such inspections do not unreasonably interfere with Contractor's business.

D.   FINANCIAL STATEMENTS

Contractor will furnish or make available to United, (i) within the time frame determined by the Securities Exchange Commission (SEC) for financial reporting after the end of the each calendar quarter, unaudited financial statements, including Contractor's then current corporate balance sheet and profit and loss statement, and (ii) within ninety (90) days after the end of Contractor's fiscal year, Contractor's then current, audited financial statements including, either separately or on a consolidated basis, the balance sheet and the profit and loss statement, together with associated footnotes, and a copy of the independent auditor's report.

E.   BENCHMARKING

Contractor agrees to participate diligently in a detailed audit and/or benchmarking process to be determined by United and at a mutually agreed process and expense. United may make this request for benchmarking twice during the term of this Agreement. The timing of these benchmarking studies is entirely at United's discretion; provided that the foregoing shall not unreasonably interfere with Contractor's operations**.**

F.   GOVERNMENT FILINGS

Contractor will be responsible for filing all reports relating to its operations with the DOT, FAA and other applicable government agencies (other than any such reports for which United has assumed the responsibility to file them on Contractor's behalf), and Contractor will promptly furnish United with copies of all such reports and such other available traffic and operating reports as United may request from time to time during the life of this Agreement. To the extent only United is in possession of relevant statistics used in such reports, United will provide such available statistics to Contractor as necessary for Contractor to complete these filings. If United fails to provide such statistics to Contractor sufficiently in advance of the applicable deadline for such filings, and Contractor is unable to submit such filings by the deadline because of such delay, United will reimburse Contractor for any fines or penalties incurred by Contractor as a result of its failure to submit such filings by the deadline.

G.   COPY OF GOVERNMENT REPORTS

Contractor will promptly furnish United with a copy of every final report that Contractor prepares, whether or not such report is filed with the FAA, NTSB or any other governmental agency, relating to any accident or incident involving an aircraft used by Contractor pursuant to this Agreement, when such accident or incident is claimed to have resulted in the death or injury to any person or the loss of, major damage to or destruction of any property.

XV. INDEPENDENT CONTRACTORS AND UNAUTHORIZED OBLIGATIONS

A. INDEPENDENT CONTRACTORS

1. The employees, agents and independent contractors of each party hereto (the "Employer") engaged in performing any of the services the Employer is to perform pursuant to this Agreement are employees, agents, and independent contractors of the Employer for all purposes and under no circumstances will be deemed to be employees or agents or independent contractors of the other Party (the "Non-Employer"). The Non-Employer will have no supervision or control over any such Employer's employees, agents and independent contractors and any complaint or requested change in procedure made by the Non-Employer will be transmitted by it to the Employer's designated representatives. In its performance under this Agreement, each party will act for all purposes, as an independent contractor and not as an agent for the other party.

2. Notwithstanding the fact that Contractor has agreed to follow certain procedures, instructions and United Express Service Standards pursuant to this Agreement, United will have no supervisory power or control over any employees, agents or independent contractors engaged by Contractor in connection with its performance hereunder, and all complaints or requested changes in procedures made by United will, in all events, be transmitted by United to Contractor's designated representatives. Nothing contained in this Agreement is intended to limit or condition Contractor's control over its operations or the conduct of its business as an air carrier, and Contractor and its principals assume all risks of financial losses which may result from the operation of the air services to be provided by Contractor hereunder.

B. EMPLOYEES

The employees, agents and independent contractors of United engaged in performing any of the services United is to perform pursuant to this Agreement are employees, agents and independent contractors of United for all purposes and under no circumstances will be deemed to be employees, agents or independent contractors of Contractor. Contractor will have no supervision or control over any such United employees, agents and independent contractors and any complaint or requested change in procedure made by Contractor will be transmitted by Contractor to United's designated representatives. In its performance under this Agreement, United will act, for all purposes, as an independent contractor and not as an agent for Contractor.

C. UNAUTHORIZED OBLIGATIONS

1. Nothing in this Agreement authorizes United to make any contract, agreement, warranty or representation on Contractor's behalf, or to incur any debt or obligation in Contractor's name ("Contractor Unauthorized Obligation"); and United hereby agrees to defend, indemnify, save, release and hold Contractor and its officers, directors, employees and agents harmless from any and all liabilities, claims, judgments and obligations which arise as a result of or in connection with or by reason of any such Contractor Unauthorized Obligation made by United or its officers, directors, employees, agents or independent contractors (other than Contractor) in the conduct of United's operations.

2. Nothing in this Agreement authorizes Contractor to make any contract, agreement, warranty or representation on United's behalf, or to incur any debt or obligation in United's name ("United Unauthorized Obligation"); and Contractor hereby agrees to defend, indemnify, save, release and hold United and its officers, directors, employees and agents harmless from any and all liabilities, claims, judgments and obligations which arises as a result of or in connection with or by reason of any such United

Unauthorized Obligation made by Contractor or its officers, directors, employees, agents or independent contractors (other than United) in the conduct of Contractor's operations.

D.   CONTRACTOR OPERATED FLIGHTS

The fact that Contractor's operations are conducted under the United Marks and listed under the UA designator code will not affect their status as flights operated by Contractor, and Contractor and United agree to advise all applicable third parties, including passengers, of this fact.

XVI. DEFAULT AND TERMINATION

A.   OPERATIONS DEFAULT

1.   If either party becomes insolvent; if the other party is not regularly paying its bills when due without just cause; if either party takes any step leading to its cessation as a going concern; makes an assignment of substantially all of its assets for the benefit of creditors or a similar disposition of the assets of the business; or if either party either ceases or suspends operations for reasons other than an **Article XXVI** Force Majeure condition (a **"Section A Default"**), then the other party (the **"Insecure Party"**) may terminate this Agreement on not less than ten (10) days written notice (the "Notice Period") to such party (the **"Section A Defaulting Party"**) unless the Section A Defaulting Party immediately gives adequate assurance of the future performance of this Agreement within the Notice Period by establishing an irrevocable letter of credit issued by a U.S. bank acceptable to the Insecure Party, on terms and conditions acceptable to the Insecure Party, and in an amount sufficient to cover all amounts potentially due from the Section A Defaulting Party under this Agreement—that may be drawn upon by the Insecure Party if the Section A Defaulting Party does not fulfill its obligations under this Agreement in a timely manner.

2.   If bankruptcy proceedings are commenced with respect to the Section A Defaulting Party and if this Agreement has not otherwise terminated, then to the extent permitted by the Bankruptcy Court, the Insecure Party may upon thirty (30) days' prior written notice suspend all further performance of this Agreement until the Section A Defaulting Party assumes or rejects this Agreement pursuant to Section 365 of the Bankruptcy Code or any similar or successor provision. Any such suspension of further performance by the Insecure Party pending the Section A Defaulting Party's assumption or rejection will not be a breach of this Agreement and will not affect the Insecure Party's right to pursue or enforce any of its rights under this Agreement or otherwise. If a bankruptcy proceeding is commenced with respect to Contractor, Contractor and United hereby agree that Contractor's obligations under this Agreement, the Aircraft Leases and the Additional Aircraft Leases must be fully performed pursuant to the terms of this Agreement, the Aircraft Leases and the Additional Aircraft Leases, and that in the event United provides written notice to Contractor and/or its trustee in bankruptcy of United's demand that this Agreement, the Aircraft Leases and the Additional Aircraft Lease, be terminated, Contractor and/or trustee shall be obligated to reject such agreements pursuant to Section 365 of the Bankruptcy Code within thirty (30) days of such notice and release any and all rights thereunder to United.

B.   COVENANT DEFAULT

If either party (the **"Section B Defaulting Party"**) shall refuse, neglect or fail to perform, observe, or keep any material covenants, agreements, terms or conditions contained herein on its part to be performed, observed, and kept (other than any such covenant or agreement for which this Agreement provides an exclusive remedy and other than the covenants described in **Article XVI.D**), and such refusal, neglect or failure (individually and collectively, a **"Breach"**) shall continue for a period of thirty (30) days after written notice to cure such Breach to the Section B Defaulting Party thereof or such longer period as may be demonstrably necessary to complete the cure of such failure (but such longer period may not exceed sixty (60) days after the receipt of the notice to cure) (a **"Section B Default"**) then the other party may upon thirty

(30) days' notice to the Section B Defaulting Party terminate this Agreement. If a notice of Breach is delivered and a notice of termination is not delivered within forty-five (45) days after the end of the thirty (30) or sixty (60) day cure period, as applicable, the other party shall be deemed to have waived its right hereunder to terminate for the particular occurrence of Breach for which the Section B Defaulting Party received notice. Notwithstanding the foregoing, if United shall permanently cease operations as a certificated air carrier, Contractor may give written notice and terminate the Agreement effective immediately after such cessation of operations.

C. DEFAULT BY CONTRACTOR

If Contractor shall refuse, neglect or fail to cure or perform any one of the following conditions, United may give Contractor written notice to correct such condition or cure such breach, and if any such condition or breach shall continue for thirty (30) days, or, in the case of **Article XVI.C.1** below, ninety (90) days after notice to Contractor thereof (a **"Section C Default"**), then United may terminate this Agreement upon thirty (30) days' written notice to Contractor if:

1. Contractor's operations fall below C level performance in any of the following two goals for a period of three (3) consecutive months OR for a period of three (3) months within a six (6) month period:

a. Controllable Flight Completion; or

b. On-Time Zero;

2. Contractor knowingly maintains falsified books or records or submits false reports of a material nature

D. SIMILAR AGREEMENTS

United may immediately terminate this Agreement (i) if Contractor or any of its affiliates that are wholly owned or controlled by Contractor is in breach of the terms of **Article V.A** (United Express Operations Only) or (ii) if Contractor or any of its affiliates that are wholly owned or controlled by Contractor is in breach of the terms of **Article V.B** (No Operation Outside Agreement) (a **"Section D Default"**).

E. NON-COMPLIANCE WITH STANDARDS

If Contractor shall refuse, neglect, or fail to perform or observe the provisions of the United Express Safety Standard or United Express Service Standards to be performed, observed, and kept with regard to one or more city pairs under this Agreement, and such refusal, neglect or failure shall continue for a period of sixty (60) days after United delivers written notice to cure such default to Contractor thereof (a **"Section E Default"**) then United may upon thirty (30) days' notice to Contractor terminate this Agreement with regard to the city pairs involved or as to the entire Agreement at United's discretion.

F. CONSEQUENCES OF TERMINATION

Any termination pursuant to one or more of the provisions of this Agreement will be without additional liability to the party initiating such termination and will not be construed so as to relieve either party hereto of any debts or obligations, monetary or otherwise, to the other party that accrued hereunder prior to the effective date of such termination. Each party will be entitled to any and all damages recoverable and remedies under law or in equity against the other for any breach by the other party of this Agreement, regardless of whether the non-breaching party elects to terminate this Agreement; provided that the liquidated damages provided for in **Article XVI.G** shall constitute full payment and the exclusive remedy for any damages suffered by United, with respect to the specific Section Defaults set forth in **Article XVI** for which **Article XVI.G** requires Contractor to pay United certain liquidated damages.

G.   UNITED'S LIQUIDATED DAMAGES

1.   With the exception of the exclusions set forth in **Article XVI.G.4**, below, if United terminates this Agreement pursuant to the terms of this **Article 0**, including for Contractor's breach, then Contractor will pay to United as liquidated damages, and not as a penalty, the Daily United Damages, for each day remaining during the period commencing with the date of termination through the end of the then current term of this Agreement; provided, however, that if United secures another carrier to replace Contractor in the city pairs served by Contractor under this Agreement as a United Express Carrier at any of the affected stations, or if United determines that United could replace Contractor without increasing its damages in these city pairs, then the liquidated damages will be adjusted as follows.

a.   At such time as the average daily Total Net Sales Receipts (as defined below) received by United from the replacement carrier or its own operations with respect to the city pairs previously included in Contractor's United Express Services for thirty (30) consecutive days (the **"Replacement Carrier's Average Daily Receipts"**) are at least ****% of Contractor's Average Daily Receipts, then from that day and thereafter, the Daily United Lost Receipts will be reduced by ****%;

b.   At such time as the Replacement Carrier's Average Daily Receipts are at least ****% of Contractor's Average Daily Receipts, then from that day and thereafter the Daily United Lost Receipts will be reduced to equal ****% of the original Daily United Lost Receipts; and

c.   At such time as the Replacement Carrier's Average Daily Receipts are at least ****% of Contractor's Average Daily Receipts, then from that day and thereafter the Daily United Lost Receipts will be reduced to zero. For purposes of this **Article XVI.G**,

i.   **"Contractor's Average Daily Receipts"** means the average amount of the daily Total Net Sales Receipts (as defined in **Article III.H.1**) from Contractor's United Express Services per day over the twelve (12) month period immediately preceding the date of termination or Contractor's breach, whichever occurs earlier.

ii.   **"Daily United Lost Receipts"** shall equal Contractor's Average Daily Receipts, subject to adjustment as provided in paragraphs (a), (b) and (c) of **Article XVI.G**.

iii.   The amount of the **"Daily United Damages"** shall equal the sum of (1) the Daily United Lost Receipts (as so adjusted), plus (2) the amount (which may be a negative number) by which the Replacement Carrier's Average Daily Fees exceed the Contractor's Average Daily Fees; provided that, if the sum of the amount in clause (1) above plus the amount in clause (2) above is less than zero, then the Daily United Damages shall be zero.

iv.   **"Contractor's Average Daily Fees"** means the average amount of fees paid by United to Contractor pursuant to **Article VIII.A** under this Agreement per day over the twelve (12) month period immediately preceding the date of termination or Contractor's breach, whichever occurs earlier.

v.   **"Replacement Carrier's Average Daily Fees"** means the total average of the daily fees paid to another carrier, if any, and expenses incurred by United to replace Contractor's United Express Services.

vi.   **"Total Net Sales Receipts"** equals total gross sales receipts for all passenger tickets, airway bills, cargo bills, mail fees, reimbursement for operational denied boarding and other tickets issued by

Contractor for Contractor's United Express Services (less refunds thereon paid out by Contractor), collected by Contractor during the applicable period

2.   If this Agreement is terminated in a manner such that United shall have the right to damages under this **Article XVI.G**, United shall, in good faith and in a commercially reasonable manner, secure another carrier to replace Contractor and take such other reasonable actions so as to mitigate the damages owed to United hereunder.

3.   The inclusion of this **Article XVI.G** is not intended to modify, waive or restrict Contractor's rights to exercise any and all remedies available at law or in equity for United's breach of this Agreement.

4.   The provisions of this **Article XVI.G** shall not be applicable to a termination of this Agreement by United (i) pursuant to **Article XVI.C** as a result of Contractor's failure to meet the conditions referenced in **Article XVI.C.1**, or (ii) pursuant to **Article XVI.E** as a result of Contractor's failure to meet the conditions and cure the default in a timely manner as described in **Article XVI.E**; provided, that the exclusion of the applicability of **Article XVI.G** to **Article XVI.C.1** and **Article XVI.E** shall not be deemed to be a waiver of any right which United may have for remedies at law or in equity.

H.   RESTRICTED ACTIONS

Contractor shall not take, nor agree to take, any of the following actions without United's prior written consent: (a) dispose of any of United's assets, or (b) enter into any agreements with third parties which create liens, claims or encumbrances on any of United's assets. To the extent that Contractor engages in, invests in or otherwise is responsible (financially or otherwise) for any business, activity or operation other than Contractor's United Express Services, and unless otherwise expressly agreed in writing with United, Contractor will ensure that the costs and expenses associated with or allocable to such other businesses, activities or operations are not charged to or recovered from United in any way.

XVII. ASSIGNMENT, MERGER AND ACQUISITION

A.   ASSIGNMENT

This Agreement may be terminated by either United or Contractor (the **"First Party"**) if the other party assigns this Agreement or any of its rights, duties or obligations under this Agreement (except an assignment of the right to money to be received hereunder and except to any affiliate of Contractor) without the prior written consent of the First Party. In the event that this Agreement is assigned in violation of this **Article**, without such consent having been given in writing, the First Party will have the right to terminate this Agreement immediately by telegraphic or written notice to the other party; provided, however, that a corporate reorganization that does not result in a material change in the ultimate ownership of Contractor from the ownership that existed prior to such transaction will not be considered an assignment as long as all of the entities succeeding to any of the assets or liabilities of Contractor prior to such corporate reorganization agree to be bound by this Agreement.

B.   MERGER

If control of Contractor is acquired by, either by merger or otherwise, another air carrier, or a corporation directly or indirectly owning or controlling or directly or indirectly owned or controlled by another air carrier (a **"Holding Company"),** or a corporation directly or indirectly owned or controlled by any such Holding Company, United will have the option to terminate this Agreement without liability to Contractor.

C.   INTENTIONALLY DELETED

XVIII. CHANGE OF LAW

Notwithstanding anything herein to the contrary, if there is any change in the statutes governing the economic regulation of air transportation, or in the applicable rules, regulations or orders or interpretation of any such rule, regulation or order of the DOT or other department of the government having jurisdiction over air transportation, which change or changes materially affect the rights or obligations of either party hereto under the terms of this Agreement, then the parties hereto will consult, no later than thirty (30) days after any of the occurrences described herein, in order to determine what, if any, changes to this Agreement are necessary or appropriate, including but not limited to the early termination of this Agreement. If the parties hereto are unable to agree whether any change or changes to this Agreement are necessary and proper, or as to the terms of such changes, or whether this Agreement should be terminated in light of the occurrences described above, and such failure to reach agreement continues for a period of thirty (30) days following the commencement of the consultations provided for by this **Article XVIII**, then this Agreement may be terminated by either party immediately upon providing the other party thirty (30) days' prior written notice of such termination. Any such termination will be without additional obligation or liability to both parties except that such termination will not relieve either party of any debt or obligation, monetary or otherwise, accruing hereunder prior to the effective date of termination.

XIX   TAXES, PERMITS AND LICENSES

A.   TRANSACTION TAXES

Contractor agrees to indemnify and hold United harmless from any and all penalties or interest arising out of any real and personal property, sales and use, occupational, gross receipts, value added, income, franchise and any other taxes, customs, duties, excise taxes, fees, charges or assessments, of any nature whatsoever imposed by any federal, state, local or foreign government or taxing authority upon Contractor or United with respect to Contractor's performance of this Agreement, or to Contractor's operations, or the equipment contained therein or services provided thereby, or the revenues derived therefrom (except for penalties or interests arising out of any tax upon or measured by United's performance of its obligations hereunder or United's revenues, receipts, net income or any franchise tax). If a claim is made against United for any penalties or interest referred to above, United will promptly notify Contractor and request payment of such claim. If requested by Contractor in writing, United will upon receipt of indemnity and evidence that Contractor has made adequate provision for the payment of such penalties or interest, reasonably satisfactory to United, contest the validity, applicability or amount of such penalties or interest, taxes and other charges at Contractor's expense. Contractor shall pay United upon demand for all expenses incurred (including, without limitation, all reasonable and actual costs, expenses, losses, legal and accountants' fees, penalties and interest) in making payment, in protesting or seeking refund of such penalties or interest.

B.   PAYROLL TAXES

Contractor acknowledges that it is responsible for and will pay to the appropriate authority, and will indemnify and hold United harmless from, any and all federal or state payroll taxes, FICA, unemployment tax, state unemployment compensation contribution, disability benefit payments, insurance costs and any other assessments or charges which relate directly or indirectly to the employment by Contractor of Contractor's employees. United acknowledges that it is responsible for and will pay to the appropriate authority, and will indemnify and hold Contractor harmless from, any and all federal or state payroll taxes, FICA, unemployment tax, state unemployment compensation contribution, disability benefit payments, insurance costs and any other assessments or charges which relate directly or indirectly to the employment by United of United's employees.

C.   PERMITS AND LICENSES

Contractor will comply with all applicable federal, state and local laws, rules and regulations, will timely obtain and maintain any and all permits, certificates or licenses necessary for the full and proper conduct of its operations, and will pay all fees assessed for airport use including but not limited to landing fees, user airport fees and prorated airport facility fees. Contractor further agrees to comply with all mandatory resolutions issued by the Air Transport Association of America (**"ATA"**) and all non-binding recommended resolutions of the ATA, which are adopted by United.

XX. REVIEW

During the term of this Agreement United may, at any time at its discretion upon reasonable prior written notice and without material disruptions of Contractor's operations, require a joint review of Contractor's aircraft and facilities to determine whether Contractor's United Express Services are meeting the requirements of this Agreement. This review is not intended nor shall it be construed to relieve Contractor of its responsibility to provide a quality and airworthy aircraft that satisfies all FAA regulations. In addition, upon request by United, within thirty (30) days after each calendar quarter United and Contractor will meet to review Contractor's United Express Services during the preceding calendar quarter.

XXI. JURISDICTION

With respect to any lawsuit, action, proceeding or claim relating to this Agreement or any other agreement between United and Contractor (hereinafter, any such lawsuit, action, proceeding or claim is referred to as a **"Lawsuit"**), each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of the courts of the State of Illinois and the United States District Court located in the City of Chicago, Illinois, and (ii) waives any objection which it may have at any time to the laying of venue of any Lawsuit brought in any court, waives any claim that any Lawsuit has been brought in any inconvenient forum, and further waives the right to object, with respect to any Lawsuit, that such court does not have jurisdiction over such party. Nothing in this Agreement precludes either party hereto from bringing Lawsuits in any other jurisdiction in order to enforce any judgment obtained in any Lawsuit referred to in the preceding sentence, nor will the bringing of such enforcement Lawsuit in any one or more jurisdictions preclude the bringing of any enforcement Lawsuit in any other jurisdiction.

XXII. NOTICES

Any and all notices, approvals or demands required to be given in writing by the parties hereto will be sufficient if sent by facsimile, certified mail, postage prepaid, overnight delivery by a nationally recognized delivery company or hand delivery, to United, addressed to:

United Air Lines, Inc.
1200 E. Algonquin Road
Elk Grove Township, Illinois 60007
Attn: Director, United Express
Fax: 847-364-6728

with copy to:

United Air Lines, Inc.
77 W. Wacker Drive
Chicago, Illinois 60601
Attn: HDQLD – Assistant General Counsel

Fax: 312-997-8103

and to Contractor, addressed to:

ExpressJet Airlines, Inc
700 North Sam Houston Parkway West
Suite 200
Houston, Texas 77067
Attn:
Vice President & Chief Financial Officer
Fax: 832-353-1143

with a copy to:

ExpressJet Airlines, Inc.
700 North Sam Houston Parkway West
Suite 200
Houston, Texas
Attn: Vice President & General Counsel
Fax: 832-353-1141

or to such other addresses in the continental United States as the parties may specify in writing.

XXIII. APPROVALS AND WAIVERS

A.   Whenever this Agreement requires the prior approval or consent of United, Contractor will make a timely request to United therefore and the consent will be obtained in writing. United will also consider, in its sole discretion, other reasonable requests individually submitted in writing by Contractor for United's consent to a waiver of any obligation imposed by this Agreement.

B.   United assumes no liability or obligations to Contractor by providing any waiver, approval, consent or suggestion to Contractor in connection with this Agreement, or by reason of any neglect, delay or denial of any request therefore.

C.   Except as otherwise provided for in this Agreement, no failure by either party to execute any power reserved to it by this Agreement, or to insist upon strict compliance by the other party with any obligation or condition hereunder, and no custom or practice of the parties at variance with the terms hereof will constitute a waiver of such party's right to demand exact compliance with any of the terms herein. Waiver by such party of any particular default by the other party will not affect or impair such party's rights with respect to any subsequent default of the same, similar or different nature, nor will any delay, forbearance or omission of such party to exercise any power or right arising out of any breach or default by the other party of any of the terms or provisions hereof will affect or impair such party's right to exercise the same or constitute a waiver by such party of any right hereunder or the right to declare any subsequent breach or default and to terminate this Agreement prior to the expiration of its term. Subsequent acceptance by such party of any payments due to it hereunder will not be deemed to be a waiver by such party of any preceding breach by the other party of any terms, covenants or conditions of this Agreement.

XXIV. GOVERNING LAW

This Agreement and any dispute arising hereunder, including any action in tort, will be governed by and construed and enforced in accordance with the internal laws of the State of Illinois.

XXV. CUMULATIVE REMEDIES

Unless and to the extent as may be otherwise expressly stated in this Agreement, no right or remedy conferred upon or reserved to Contractor or United by this Agreement is intended to be, nor shall be deemed, exclusive of any other right or remedy herein or by law or equity provided or permitted, but each will be cumulative of every other right or remedy.

XXVI FORCE MAJEURE

A.   FORCE MAJEURE

Neither party shall be liable for delays or failure in performance hereunder caused by acts of God, acts of terrorism or hostilities, war, strike, labor dispute, work stoppage, fire, act of government, court order or any other cause, whether similar or dissimilar, individually or collectively, "Force Majeure" events beyond the control of Contractor or United.

B.   EFFECT ON MARKUP

In the event of a Force Majeure or other disruption resulting in at least a one-day suspension of greater than **** percent (****%) of Contractor's United Express scheduled flights for a period of more than thirty (30) days, United retains the right to reduce Contractor's Markup to **** percent (****%) for A, B, or C level performance for the lesser of the duration of effect of the Force Majeure event or **** (****) year.

In the event of a Force Majeure or other disruption resulting in at least a one-day suspension of greater than **** percent (****%) of Contractor's United Express scheduled flights for a period of more than thirty (30) days, an equal to the percentage reduction of reimbursable Carrier Controlled Costs to the following three Reimbursement Categories will take effect: Fixed & Overhead – Per aircraft in Fleet, Fixed & Overhead – Non-Aircraft, and One-Time Costs. The payment reduction will continue for the duration of the disruption.   In the event a permanent schedule reduction results from a disruption, a permanent reduction to these Reimbursement Category Costs equal to the percentage reduction in scheduled flights will take effect.

XXVII. SEVERABILITY AND CONSTRUCTION

A.   Each term or provision of this Agreement will be considered severable, and if, for any reason, any such term or provision herein is determined to be invalid and contrary to, or in conflict with, any existing or future law or regulation by a court or agency having valid jurisdiction, such will not impair the operation of, or have any other effect upon, other terms or provisions of this Agreement as may remain otherwise enforceable, and the latter will continue to be given full force and effect and bind the parties hereto, and said invalid terms or provisions will be deemed not to be a part of this Agreement.

B.   The captions appearing in this Agreement have been inserted for convenience only and will not control, define, limit, enlarge or affect the meaning of this Agreement or any of its provisions.

XXVIII. ACKNOWLEDGMENT

A.   Each party expressly disclaims the making of, and acknowledges that it has not received, any warranty or guarantee, express or implied, as to the potential volume, profits or success of the business venture contemplated by this Agreement.

B.   Each party acknowledges that it has received, read and understood this Agreement and the Appendices hereto.

XXIX. CONFIDENTIALITY AND INFORMATION SECURITY

A.   Except as required by law (including federal or state securities laws or regulations) or by the rules and regulations of any stock exchange or association on which securities of either party or any of its affiliates are traded, or in any proceeding to enforce the provisions of this Agreement, United and Contractor hereby agree not to publicize or disclose to any third party the terms or conditions of this Agreement or any of the Related Agreements without the prior written consent of the other parties thereto.

B.   Except as required by law (including federal or state securities laws or regulations) or by the rules and regulations of any stock exchange or association on which securities of either party or any of its affiliates are traded, or in any proceeding to enforce the provisions of this Agreement, United and Contractor hereby agree not to disclose to any third party any confidential information or data, both oral and written, received from the other and designated as such by the other without the prior written consent of the party providing such confidential information or data.

C.   If either party is served with a subpoena or other process requiring the production or disclosure of any of the agreements, information or data described in **Article XXVIII.A** or **Article XXVIII.B**, then the party receiving such subpoena or other process, before complying with such subpoena or other process, shall immediately notify the other party of same and permit said other party a reasonable period of time to intervene and contest disclosure or production.

D.   Upon termination of this Agreement, each party must return to the other any confidential information or data received from the other and designated as such by the party providing such confidential information or data which is still in the recipient's possession or control.

E.   United's Confidential Information shall include United customer (whether current, former or prospective) and United employee (whether current, former or prospective) data and personal information provided to Contractor by or on behalf of United or collected by Contractor from customers or employees. Contractor shall establish and maintain environmental, safety and facility procedures, data security procedures and technical, physical, administrative and other safeguards to protect against the destruction, loss, and unauthorized access, use, possession or alteration of United's Confidential Information in the possession of Contractor. Such procedures and practices shall be compliant, at a minimum, with (a) United's security and document retention requirements as may be issued to Contractor from time to time (collectively, "United Security Requirements"), (b) to the extent applicable, the security standards for the protection of cardholder information with which the payment card companies collectively or individually require merchants to comply including but not limited to the Payment Card Industry Data Security Standards currently in effect and as may be updated from time to time while Contractor has such information in its possession ("PCI Standards"), and (c) all applicable laws, rules, regulations, directives, ordinances, codes or similar enactments that apply to United in the conduct of its business ("Data Security Laws"). All such procedures and practices shall take into account the nature of United's Confidential Information and the commensurate risks associated with such United Confidential Information. Contractor shall maintain a complete audit trail of all access to, and use of, United's Confidential Information including, but not limited to, transactions and activities associated with United Confidential Information. Contractor also shall implement and maintain appropriate business continuity, contingency and disaster recovery plans in order to maintain the availability, security and confidentiality of United's Confidential Information and restore normal operating procedures as promptly as possible in the event of a major disruption, business interruption or failure.

F.   United has the right, in its sole discretion, at any time and from time to time, and for any reason, to restrict, discontinue, suspend, cancel, terminate or modify Contractor's right to use, obtain, access, hold or process United's Confidential Information, in order to protect and secure United's Confidential Information. On United's request, Contractor shall return in a manner and format reasonably requested by United, or, if specifically directed by United, shall destroy, United's Confidential Information in Contractor's possession, power or control, in a manner that assures same is rendered unintelligible and unrecoverable. Upon United's instruction to destroy or return all United Confidential Information, all copies of United's Confidential Information shall be permanently removed from all of Contractor's, its agents', subcontractors' or third parties' facilities, systems, records, archives and backups, and all subsequent use of such information by Contractor, its agents, subcontractors or third parties shall cease. Contractor shall remove all of United's Confidential Information from any media taken out of service and shall destroy or securely erase such media in accordance with United Security Requirements. No media on which United's Confidential Information is stored may be used or re-used to store data of any other customer of Contractor or to deliver data to a third party, including another Contractor customer, unless securely erased in accordance with United Security Requirements.   If Contractor disposes of any paper or electronic record containing United's Confidential Information or any other information Contractor obtains from United that identifies, relates to, describes, or is capable of being associated with, a particular individual, Contractor shall do so by taking all reasonable steps to destroy the information by: (a) shredding, (b) permanently erasing and deleting, or (c) otherwise modifying the United Confidential Information in those records to make it unreadable, un-reconstructable and indecipherable through any means. Contractor shall have no right to withhold United's Confidential Information from United for any reason

XXX. RELATED AND THIRD PARTY AGREEMENTS

A.   United and Contractor shall enter into agreements listed below in this **Article XXX** (the **"Related Agreements"**). All such Related Agreements will automatically terminate contemporaneously with the termination of this Agreement unless termination shall otherwise be effected in accordance with the terms of such Related Agreements.

1.   United Express Space Available Travel Agreement (United Contract No. ****)

2.   United Express Positive Space Travel Agreement (United Contract No. ****)

3.   Emergency Response Services Agreement (United Contract No. ****)

4.   Warrant to Purchase Common Stock of ExpressJet Holdings, Inc. (United Contract No. ****)

XXXI. ENTIRE AGREEMENT

This Agreement, together with the Related Agreements, including any Appendices, Attachments and Exhibits attached hereto and thereto, contains the complete, final and exclusive agreement between the parties hereto with respect to the subject matter hereof, and supersedes all previous agreements and understandings, oral and written, with respect to such specific matter and said Agreement will not be modified, amended or terminated by mutual agreement or in any manner except by an instrument in writing, executed by the parties hereto.

XXXII. REFERENCES TO TIME PERIODS

All references to the term **"year"** in this Agreement shall mean contract year unless specifically stated otherwise. All references to the term **"month"** in this Agreement shall mean a full calendar month; provided that if the Effective Date shall be other than the first day of a calendar month, then the first **"month"** of this Agreement shall commence on the Effective Date and end on the last day of the month in which the Effective Date occurs. All references to the term **"quarter"** in this Agreement shall mean a calendar quarter; provided that the first **"quarter"** of this Agreement shall commence on the Effective Date and terminate on the last day of the calendar quarter in which the Effective Date occurs. Calendar quarters shall be January 1 through March 31, April 1 through June 30, July 1 through September 30, and October 1 through December 31.

IN WITNESS WHEREOF, the parties hereto have by their duly authorized officers caused this Agreement to be entered into and signed as of the day and year first above written.

I.   SIGNATURES

EXPRESSJET AIRLINES, INC.   **UNITED AIR LINES, INC.**

By: /s/ Phung Ngo-Burns   By: /s/ John Tague_____

Name: Phung Ngo-Burns   Name: John Tague_____

Title: Chief Financial Officer   Title: President_____

Date: February 17, 2010   Date: February 16, 2010_____

APPENDIX A
UNITED MARKS

UNITED EXPRESS
Stylized UNITED EXPRESS lettering
UNITED EXPRESS colors
Stylized letters UA
Uniform Design
Aircraft exterior and interior color décor
Other United Marks approved by United for use by Contractor

APPENDIX B
AIRCRAFT FLEET PLAN

ExpressJet Fleet Plan and Agreement Expiration Dates

ERJ-145s	In-Service Date	Agreement Expiration Date	Aircraft Ownership Rate ($/month)	Aircraft Tail Number	Contract Number
1	01-Dec 09	30-April -12	$****		****
2	01-Dec 09	30-April -12	$****		****
3	01-Dec 09	30-April -12	$****		****
4	07-Dec 09	30-April -12	$****		****
5	07-Dec 09	30-April -12	$****		****
6	07-Dec 09	30-April -12	$****		****
7	05-Jan 10	30-April -12	$****		****
8	05-Jan 10	30-April -12	$****		****
9	05-Jan 10	30-April -12	$****		****
10	05-Jan 10	30-April -12	$****		****
11	05-Jan 10	30-April -12	$****		****
12	01-Feb 10	30-April -13	$****		****
13	01-Feb 10	30-April -13	$****		****
14	01-Feb 10	30-April -13	$****		****
15	01-Feb 10	30-April -13	$****		****
16	01-Feb 10	30-April -13	$****		****
17	01-March 10	30-April -13	$****		****
18	01-March 10	30-April -13	$****		****
19	01-March 10	30-April -13	$****		****
20	01-March 10	30-April -13	$****		****
21	01-March 10	30-April -13	$****		****
22	01-March 10	30-April -13	$****		****

APPENDIX C

Table left intentionally blank

APPENDIX D

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REIMBURSEMENT CATEGORIES

      United shall pay Contractor the following Reimbursement Category Unit Rates for Contractor's United Express flights operated using the aircraft set forth below:

ERJ-145 Unit Rates

****

Note: Rates beyond the term are only applicable if United elects to extend the term. The rates beyond the term provided reflect pre-negotiated rates in the case United elects to renew the term.

REIMBURSEMENT CATEGORIES

Category	Unit (Driver)	Pass-through Costs	Rate (to be reconciled)
Completed Block Hour	$/ completed BH	(22) Fuel & Oil	TBD
Completed Dept. Non-Station	$/ completed departure	(23) Landing Fees	TBD
Completed Passengers	$/ completed passenger	(24) 3rd party war risk insurance (25) PAX liability insurance (26) Branded station supplies	TBD
Completed Revenue Passengers Miles	$/ RPM	(24) 3rd party war risk insurance (25) PAX liability insurance	TBD
Fixed & Overhead (Aircraft)	$/ AC in fleet/month	(27) Aircraft property tax (28) Hull Insurance	TBD

DEFINITIONS
Descriptions of Carrier Controlled Costs

General Statement: Notwithstanding the following descriptions, any costs incurred by Contractor that are described as Pass-Through Costs on this Exhibit E shall not be considered Carrier Controlled Costs. Any costs incurred by Contractor that are not Pass-Through Costs under the Agreement, regardless of whether such costs are described below, shall be considered Carrier Controlled Costs, except for those costs that are typically considered the responsibility of the Ground Handling Provider as defined in United's contracts for ground handling services. The characterization of any cost as a Carrier Controlled Cost in the following descriptions shall not impair any provision of the Agreement that specifically requires United to reimburse Contractor for such cost.

i)   Flight Crews (Captains, First Officers and Flight Attendants)

a)   Wages, benefits (including health insurance, pensions, 401k, and any other benefits), payroll associated taxes and incentives (premiums for longevity, geography, certificates/licenses, profit sharing, bonuses and any other incentives) for all paid hours (including but not exclusive of hours for reserve employees, overtime, vacation, holidays, sick days, and paid leave) for the following work categories:

ii)   Pilots and Flight Attendants for all equipment types, including reserve crews and any other crews on Contractor payroll.

iii)   Pilot and Flight Attendant Administration and Management, including senior management crew scheduling, labor relations management.

iv)   Domicile administration.

a)   All uniform related charges for all of the above work categories, including purchase, repair, and cleaning charges.

b)   All training associated with the work groups above, including but not exclusive of:

v)   Recurring and Attrition: Any training expense that occurs annually for all types of employees, new planes or attrition. Includes Labor payments to those employees being trained (including all types of charges mentioned in paragraph i.a), trainer time and salary, equipment and facility rental, training administration costs associated with recurring training, and any training materials required. Excludes expenses associated with bringing new aircraft into the system.

vi)   Ramp-up: Training expense that occurs due to new planes taken on. Includes Labor payments to those employees being trained (including all items in paragraph i.a); Trainer time and salary; Equipment and facility rental; Training administration costs associated with one-time training; Any training materials required; Uniforms & headsets; Pilot navigational charts.

vii)   Maintenance:

a)   Maintenance labor for all labor categories of aircraft mechanics, (e.g., engine specialists, parts clerks, etc.), including base wages, benefits, payroll associated taxes and incentives (premiums for longevity, geography, certificates/licenses, profit sharing, bonuses and any other incentives) for all paid hours (including but not exclusive of overtime, holidays, vacation, sick days and paid leave).

b)   Maintenance Overhead: All hangar, parts/storage shop and maintenance management office rent and maintenance facility charges. All sundry and clerical items associated with the management of Contractor's maintenance function, including but not exclusive of office supplies and furniture, maintenance schematic drawings and manuals, maintenance IT hardware/software.

c)   Maintenance Management Overhead: Labor for all management and administration associated with Contractor's management of the maintenance function, including base wages, benefits, payroll associated taxes and incentives (including premiums for longevity, geography, certificates/licenses, profit sharing, bonuses and any other incentives) for all paid hours (including but not exclusive of overtime, vacation, holidays, sick days and paid leave).

d)   Outsource Maintenance Services: All charges net of warranty reimbursement for any and all services and/or products (including but not exclusive of components, line, engine, airframe, C&D checks, avionics, APU) provided by a third party for the maintenance of Contractor's aircraft or maintenance functions.

e)   Other Maintenance: Parts, spares, tools, equipment and any other personnel, service or material expenses, associated with the maintenance of Contractor's aircraft or maintenance functions.

viii)   Operations

a)   RON (Remain Over Night): Hotel, transportation, and per diem for all pilots and flight attendants.

b)   Interrupted Trip Expense: Includes all costs associated with meal, ground transportation and hotel vouchers paid to customers associated with Contractor's flight number billed to Contractor by United or by a vendor. In addition, ITE includes all interim bag expense, damaged baggage, pilfered bag, delivered bag, and lost baggage expense associated with Contractor's flight number billed to Contractor by United or a vendor. The parties agree to engage in discussions regarding such expenses which either party may consider to be fraudulent, excessive or materially outside of United's approved policies for such expenses.

c)   Catering and on-board services: Includes all cost associated with providing food (snack and beverage service) for passengers, excluding liquor. This includes but is not exclusive of all costs for the food and beverages, ice, catering supplies and the services required to deliver aforementioned items and any other items requested in United Express Service Standards (e.g., in-flight magazine) to the aircraft prior to a flight.

d)   Crew Scheduling: Labor for all management and administration associated with Contractor's crew scheduling function, including base wages, benefits, payroll associated taxes and incentives (including premiums for longevity, geography, certificates/licenses, profit sharing, bonuses and any other incentives) for all paid hours (including but not exclusive of overtime, vacation, holidays, sick days and paid leave). All Information Technology related charges (e.g., systems, software and hardware) and other costs associated with crew scheduling functions.

e)   Dispatch/flight operations center: Flight operations center and all costs associated with it including personnel, facilities, management and systems.

ix)   Corporate Overhead

a)   Headquarters Facilities: All corporate real estate rent and associated facility charges

b)   Management overhead: Labor for all management and administration whether or not based in Houston, Texas, including base wages, benefits, payroll associated taxes and incentives (including premiums for longevity, geography, certificates/licenses, profit sharing, bonuses and any other incentives) for all paid hours (including but not exclusive of overtime, vacation, holidays, sick days and paid leave).

c)   Other: Out-sourced corporate overhead services (e.g., consulting, legal expenses), other depreciation and any other overhead costs spread over multiple cost categories (e.g., memberships, office supplies, employee testing, IT, insurance costs that are not Pass-Through Costs, other repairs and maintenance, software licensing, parking, safety office, flight standards, communications, etc.); includes non-aircraft interest expense, if any.

x)   Aircraft Ownership

a)   All charges, except Aircraft Property Taxes (as described in the description of Pass-Through Costs), associated with aircraft ownership including but not exclusive of lease, depreciation, other financing expense, and related start-up costs (including painting).

b)   All spare engine ownership expense

Descriptions of Pass-Through Costs

1. Fuel and Oil – consists of the cost of aircraft fuel and oil, plus fuel flow charges, into-plane fees, and de-fueling charges, and all applicable taxes on any of the foregoing for completed revenue departures. Unscheduled flights operated by Contractor for aircraft repositioning, maintenance or any purpose other than carrying revenue passengers will not be reimbursed, unless such flights are operated at the written request of United. In addition, United will not be responsible for fuel inventories in excess of **** (****) gallons following Contractor's exit from a previously flown market.

2. Landing Fees – consists of all airport landing fees, Aircraft Rescue Fire Fighter (ARFF) charges or similar charges, apron fees, and any other fees charged by airport operators to cover airfield costs or other airport facilities. Unscheduled flights operated by Contractor for aircraft repositioning, maintenance or any purpose other than carrying revenue passengers will not be reimbursed, unless such flights are operated at the written request of United.

3. War Risk Insurance – consists of premiums and other charges of insurers for War Risk and Allied Perils Insurance, plus fees and expenses of insurance brokers in connection with the procurement or maintenance of such insurance.

4. Liability Insurance – consists of premiums and other charges of insurers for all other liability insurance as described in the Agreement, plus fees and expenses of insurance brokers in connection with the procurement or maintenance of such insurance.

5. Aircraft Property Taxes – consists of all aircraft property tax (however designated, including excise or franchise taxes imposed on the ownership of aircraft property, ad valorem taxes, and special assessments or levies) for aircraft, spare parts and engines. Aircraft property tax does not include property tax related to ground equipment, real estate, or personal property or any other tax not related to aircraft property.

6. Security Charges – consists of all charges imposed by governmental agencies, including the Transportation Security Administration (TSA) or any other entity performing functions of the TSA, or by any third-party contractor of any governmental agency, with respect to airport security services.

7. Hull Insurance – consists of premiums and other charges of insurers for Aircraft Hull All Risks Insurance as described in the Agreement, plus fees and expenses of insurance brokers in connection with the procurement or maintenance of such insurance, and surplus lines tax. United will agree to standard hull insurance coverage only.

MARKUP TABLE

	ERJ-145
A	****%
B	****%
C	****%

For the avoidance of doubt, the Markup cannot fall below **** percent (****%).

APPENDIX F

INCENTIVE PROGRAM

Performance Grade Widths For Annual Operating Goals In Years When United Mainline Performance In Previous Year Exceeds United Express Best Practice Performance in Previous Year

	Bottom of A Equals	Bottom Of B*	Bottom Of C
Controllable Completion	****	W	****
On-Time Zero	****	X	****
Mishandled Bags	****	Y	****
United Promoter	****	Z	****

*W, X, Y, Z = Contractor's Monthly Operating Goal for the Operating Category

Performance Grade Widths For Annual Operating Goals Years When United Mainline Performance In Previous Year Falls Below United Express Best Practice Performance in Previous Year

	Bottom of A Equals	Bottom Of B*	Bottom Of C
Controllable Completion	****	A	****
On-Time Zero	****	B	****
Mishandled Bags	****	C	****
United Promoter	****	D	****

*A, B, C, D = Contractor's Monthly Operating Goal for the Operating Category

Schedule 1:
Example for ERJ-145 Flying

Performance Metric	Markup Points By Performance Level			Metric Weight
	A	**B**	**C**	
Controllable Flight Completion	****%	****%	****%	****%
Ontime Zero	****%	****%	****%	****%
Mishandled Bags	****%	****%	****%	****%
United Promoter	****%	****%	****%	****%

APPENDIX G

LIABILITY INSURANCE

Issued by:

Date of Issue:

THIS IS TO CERTIFY TO: UNITED AIR LINES, INC.
that Insurers are providing 100% of the following Aircraft Hull & Liability Insurances:

NAME INSURED:
PERIOD OF INSURANCE:
INSURERS:
POLICY NUMBER:

GEOGRAPHICAL LIMITS:	Worldwide. Hull War limited to commercial and or FAA territorial restrictions.
AIRCRAFT INSURED:	All aircraft owned or operated by the Named Insured.
DESCRIPTION OF COVERAGE:	Comprehensive Airline Liability Insurance, Contractual Liability, including Aircraft Liability, Passenger Liability, War Risk and other perils, including Passengers and Third Parties, Cargo Liability and Comprehensive General Liability, including Hangarkeepers, Excess Automobile, Host Liquor Liability, Personal Injury, and Products Liability/Completed Operations coverage. All Risk Physical Damage Hull and Hull War and Allied Perils Coverage.
LIMIT OF LIABILITY	Combined Single Limits to be specified consistent with **Article XII**.

SPECIAL PROVISIONS:

The insurers agree that coverage under this policy, by formal endorsement or otherwise, is extended to insure all relevant terms and conditions of the United Express Agreement, subject to the policy terms, conditions, limitations and exclusions, between Contractor and United concerning Contractor's Aircraft, (hereinafter referred to as "Agreement"), including, inter alia:

3.The Insurers accept and insure the Indemnity and Hold Harmless provisions of the Agreement, subject to the policy terms, conditions, limitations and exclusions.

United, its affiliates, and their respective directors, officers, employees, agents and indemnitees are named as additional insureds to the extent of the liability assumed by Contractor under the Agreement, subject to the policy terms, conditions, limitations and exclusions.

2. The Insurers agree that United shall not be liable for, nor have any obligation to pay any premium due hereunder, and Insurers further agree that they shall not offset or counter-claim any unpaid premium against the interest of United.

3. The Insurers agree that all provisions of this insurance, except for the limits of liability, shall operate in the same manner as if there were a separate policy issued to each Insured.

4. The Insurers agree that this insurance shall be primary insurance without any right of contribution from any other insurance which is carried by United.

5. The Insurers agree to waive their rights of subrogation against United, its officers, directors, employees and indemnitees, to the extent Contractor has waived and released its rights under the Agreement.

6. The Insurers agree that as respects the interest of United, its directors, officers, employees and indemnitees, this insurance shall not be invalidated by any action or inaction of Contractor, its officers, directors or employees, and shall insure United, its directors, officers, employees and indemnitees regardless of any breach or violation of any warranties, declarations, conditions or exclusions contained in the policy by Contractor, its officers, directors or employees.

7. In the event of cancellation for any reason whatever or if any change of a restrictive nature is made affecting the insurance certified hereunder, or if this insurance is allowed to lapse due to non-payment of premium, such cancellation, change or lapse shall not be effective as to United, its directors, officers, employees and indemnitees for at least thirty (30) days (ten (10) days in the case of non-payment of premiums, seven (7) days notice of cancellation with respect to war risk) after written notice by registered mail of such cancellation, change or lapse shall have been mailed to United.

Dated: _____

Authorized Representative: _____:

APPENDIX H

SAFETY STANDARDS FOR UNITED AIRLINES AND UNITED EXPRESS CARRIERS

We have developed common safety standards to evaluate and effectively manage safety. We will commit to:

Contractor represents and warrants that it is in compliance with the U.S. Department of Defense (DoD) Quality and Safety Requirements (and any other applicable governmental quality or safety requirement) and continues to comply with all applicable Federal Aviation Regulations (F.A.R.). Contractor further warrants that it shall maintain compliance with these requirements for the term of this Agreement. Any failure to maintain such compliance shall immediately be brought to United's attention together with the corrective actions taken by Contractor or a correction action plan. Any non-compliance with any safety requirements or corrective action plans beyond the period afforded to Contractor to comply with such federal regulations compliance may be considered a default under **Article XVI.E** of this Agreement. This cure period will be established by United in consultation with Contractor, will allow consideration for uncontrollable factors, and be within reasonable standards Additional safety reviews and audits may be required at United's discretion and Contractor shall cooperate with all such reviews and audits. Contractor agrees to perform all operations in accordance with United Airlines Regulations and Regional Ground Operations Manual (RGOM). In all facets of United Express Carrier operations, SAFETY is our #1 priority. It is expected that Contractor ensure all personnel maintain this same standard during the course of performing their duties**.**

In addition, Contractor agrees to the following:

- Mutual support of one another in implementing these standards by sharing safety data, information and expertise.
- Quality maintenance and operations training programs
- A carrier internal evaluation program to monitor key safety issues, including maintenance practices, required inspection items, technical document control, dangerous goods handling, training records and qualifications for all personnel.
- Quality programs to manage outsourcing of services.
- A formalized maintenance quality assurance program.
- Implementation of a program to rectify FAA inspection findings.
- Presence of a voluntary disclosure program.
- Formal process to routinely bring safety and compliance issues to the attention of carrier's senior management.
- Anonymous safety hazard reporting system.
- A Senior Management policy statement supporting open safety reporting by employees.
- Director of Safety, reporting to the highest levels of management, overseeing the carrier's safety programs.
- Process for managing required corrective actions from FAA and internal audit program as well as employee disclosure.
- Ongoing flight safety education/feedback program.
- Ground safety program in airport operating areas.
- Incident investigation process that includes accountability, recommendations and actions taken.
- Establishment and maintenance of emergency response procedures and manual.
- Participation in UAL/industry safety information exchange forum.

- Compliance with the safety standards set forth by the International Air Transport Authority (IATA) Operational Safety Audit (IOSA). Contractor will pay for any IOSA audit costs, which costs shall not be reimbursable by United.

APPENDIX I

UNITED EXPRESS SERVICE STANDARDS

These Service Standards are meant to provide an overview for United Express carriers of the service expectations established by United Airlines for the day-to-day delivery of United's product. This document is not intended to be an all inclusive manual of regulations, but to instead serve as a simple, helpful source of information. The Service Standards outlined herein may change from time to time, subject to the needs of the operation and our product delivery. Any changes to these standards are at the sole discretion of United Airlines and are not subject to contractual negotiations. Provided, however, the parties have agreed to specific performance goals in this Agreement and nothing shall be altered or changed that otherwise affects the economics of the Agreement.

It is the responsibility of each United Express carrier to maintain an adequate number of employees at each location and support group or department and to operate in a safe and reliable manner, which serves the customer at the levels of service outlined by these Service Standards.

IN FLIGHT

Uniforms: United Express Flight Attendants are required to wear the professional uniform designated for flight attendants by United. There is to be no deviation from this uniform and it is to be worn at all times while on duty. Employees in uniform, on or off duty are not allowed to drink intoxicating beverages, give the appearance of being intoxicated or visit any establishment whose primary purpose is to dispense liquor (e.g. bars, saloons, cocktail lounges, liquor stores). "Uniform" refers to any uniform apparel bearing the United brand or insignia, or which can be in any way identified with United Airlines or United Express. Because the actions and appearance of employees influence, to a considerable extent, the public's opinion of the United brand, uniformed employees must be mindful of this and conduct themselves accordingly. For complete information on the uniform and accessory items, review the Customer Service Uniform Appearance Guidelines.

Training: It is the responsibility of each United Express carrier to train its own Flight Attendants in accordance with its FAA-certified program.

In Flight Service:
- Wherever possible, snack and beverage items should be consistent with the products served by United Airlines. United acknowledges that Contractor has priced its rates for inflight service on soda and peanut-like snacks.
- Each United Express aircraft will be supplied by United with an adequate supply of Hemispheres and SkyMall Magazines. The United Express carrier must place these two magazines in the designated seat pocket of each seat. Hemisphere and SkyMall magazine are the only magazines authorized in the seat pockets. Exceptions must be approved in writing by United.
- In all on board announcements, it is appropriate to announce the United Express carrier's name, but the name "United Express" must be included. For example, "On behalf of ExpressJet Airlines, we would like to thank you for flying United Express today".
- While a contracted carrier provides basic announcements, United may request that United Express make promotional announcements on behalf of United from time to time. Such requests will be honored and executed by the United Express carrier.

OPERATIONAL GOALS

There are four (4) primary operational Goals that each United Express carrier is expected to achieve: On-time-zero; Completion (less Weather/ATC/UA Requested Cancellations); MBTA, and United Promoter. These goals are set at the beginning of each calendar year and may be adjusted year over year. In addition, other target goals may be added to help improve the operation, such as: STAR, Arrival: 14, Block Time, etc. It is expected that each carrier will use commercially reasonable, but diligent, efforts to achieve these goals, whether contractual or otherwise. Such goals may be changed or added to, as operational needs demand.

- *Controllable Completion:* The Controllable flight completion goal shall be defined as to exclude all cancellations due to weather, ATC restrictions, acts or omissions caused by United or its employees or agents, cancellations resulting from emergency airworthiness directives, and requests made by United to cancel flights to free up ATC slots.
- *On Time Zero:* The On Time Zero goal is the carriers system wide On Time Performance.
- *Mishandled Baggage-MBTA:* (See above definition)

United Promoter (UP):   United Airlines receives feedback from our customers through the "Marketrak" survey program on their satisfaction in flying United Express flights. Each United Express carrier must participate fully in this program. Ratings for UP are not compared between carriers. Each carrier's individual rating is compared to its own historical performance.

- *United Promoter (UP):* UP is based upon customer response to their intent to repurchase or use again United Express services as reflected in the Marketrak survey

AIRCRAFT REFURBISHMENT STANDARDS

United requires Contractor to adhere to certain aircraft interior cabin refurbishment standards described in this Appendix I, which such standards are outlined in the table below (the "Refurbishment Scope of Work"). The elements of the Refurbishment Scope of Work shall be performed by Contractor according to a work schedule set forth by United. The Refurbishment Scope of Work is comprised of the minimum required interior cabin refurbishment work required of Contractor, itemized by type of aircraft service visit, e.g., Heavy Maintenance, Intermediate and In-service/Overnight. The Refurbishment Scope of Work identifies the items in scope for all interior refurbishment work, e.g., carpets, seats, cabin décor/interior, lavatories etc., as specifically set forth in the table below, as well as the timing of when such refurbishment work shall be performed by Contractor.

Subject to the consent of Contractor (such consent not to be unreasonably withheld or delayed), United may change the Refurbishment Scope of Work. Upon such consent of Contractor, such change shall be made part of the Refurbishment Scope of Work.

All refurbishment work performed by Contractor with respect to the Refurbishment Scope of Work set forth below, whether replacement, repair, or reconditioning/cleaning, must result in like-new interior cabin condition of the refurbished aircraft. United may, from time-to-time, or at any time, monitor and audit the interior cabin refurbishment work undertaken by Contractor pursuant to the Refurbishment Scope of Work, in order to ensure that the interior cabins of Contractor-refurbished aircraft are in like-new condition post-refurbishment. If United reasonably determines that any Contractor-refurbished interior cabins are not returned to like-new condition, then United will require Contractor to repeat the refurbishment work on that specific aircraft, whether such work requires replacement, repair, or reconditioning/cleaning, at Contractor's sole cost and expense, until such aircraft interior cabin is returned to like-new condition.

Interval for refurbishment work by type of aircraft service visit:

- Heavy Maintenance category should be similar to the carrier "C Check" interval timeframe, which occurs at approximately every 5,000 hours of flight time.

- Intermediate category should be similar to half of the "C Check" interval timeframe, which occurs at approximately every 2,500 hours of flight time, or about every fifth (5th) "A Check" interval..

Note: These definitions/intervals are guidelines and subject to change by United, subject to consent of Contractor (such consent not to be unreasonably withheld or delayed).

STATEMENT OF WORK			
	Heavy Maintenance	Intermediate Visits	In-Service/Overnight
Floor Coverings			
Carpet	Replace All	Replace On Condition	Cleaned/Replace On Condition
Galley Flooring	Replace All	Replace On Condition	Cleaned/Replace On Condition
Lav Flooring	Replace All	Replace On Condition	Cleaned/Replace On Condition
Seats			
Seat Covers (Fabric)	Replace All with new/cleaned	Dry Cleaned/Replace On Condition	Cleaned/Replace On Condition
Seat Covers (Leather)	Replace All with new/cleaned	Cleaned/Replace On Condition	Cleaned/Replace On Condition
Seat Cushions	Replace All	Replace On Condition	Replace On Condition
Headrest Covers	Replace All with new/cleaned	Cleaned/Replace On Condition	Cleaned/Replace On Condition
Headrest Cushions	Replace All	Replace On Condition	Replace On Condition
Tray Tables	Cleaned/Replace On Condition	Replace On Condition	Cleaned/Replace On Condition
Literature Pockets (seat back)	Replace All with new/cleaned	Cleaned/Replace On Condition	Cleaned/Replace On Condition
Armrests	Cleaned/Replace On Condition	Cleaned/Replace On Condition	Cleaned/Replace On Condition
Recline Actuation	Repaired to function properly	Repaired to function properly	Repaired to function properly
Safety Belt Webbing	Replace All	Cleaned/Replace On Condition	Cleaned/Replace On Condition
Seat Overhaul	Completed	As needed	As needed
Cabin Décor			
Bulkhead Décor	Replace On Condition	Replace On Condition	Replace On Condition
Bulkhead Literature Pockets	Replace All	Replace On Condition	Replace On Condition
Seat/Row Placards	Replace On Condition	Replace On Condition	Replace On Condition
Passenger Service Units	Repaired to function properly	Repaired to function properly	Repaired to function properly
Dado Panel Décor	Replace On Condition	Replace On Condition	Replace On Condition
Weather Curtain	Replace On Condition	Cleaned/Replace On Condition	Cleaned/Replace On Condition
Seat Track Covers	Replace All	Replace if missing or damaged	Replace if missing or damaged
Cabin Curtain Dividers	Replace On Condition	Replace On Condition	Replace On Condition
Lavatories			
Flush	Repaired to function properly	Repaired to function properly	Repaired to function properly
Sink	Repaired to function properly	Repaired to function properly	Repaired to function properly
Drain	Repaired to function properly	Repaired to function properly	Repaired to function properly
Faucet	Repaired to function properly	Repaired to function properly	Repaired to function properly
Lighting	Replace All	Replace On Condition	Replace On Condition
Infant Changing Tables	Repaired to function properly	Repaired to function properly	Repaired to function properly
Door Lock Indicators	Replace All	Replace On Condition	Replace On Condition
Door Thresholds	Replace All	Replace On Condition	Replace On Condition
Cabin Interiors			
Cabin Lighting	Replace All		
Sidewall Panels	Cleaned/Replace On Condition	Cleaned/Replace On Condition	Cleaned/Replace On Condition
Placards	Replace All	Replace On Condition	Replace On Condition
Lighted Lavatory In-Use Indicators	Clean/Repair to proper functionality	Clean/Repair to proper functionality	Clean/Repair to proper functionality
Overhead Bins	Cleaned/Paint/Repair to proper functionality	Cleaned/Paint/Repair to proper functionality	Cleaned/Paint/Repair to proper functio
Window Shades	Clean/Repair to proper functionality	Clean/Repair to proper functionality	Repair to proper functionality
Stairs	Clean/Repair to proper functionality	Clean/Repair to proper functionality	Repair to proper functionality
Windows	Clean/Repair damage	Clean/Repair as needed	Cleaned/Repair as needed

On Condition:	
-worn, torn, ripped, soiled, scratched, pilled, fraying, dented, gouged, soaked	
-altered from original installation state	
-not functioning for intended use	

MISCELLANEOUS

ACARS: Each United Express carrier is to use an ACARS system on all United Express flights for the purpose of providing timely and accurate Flight Information (FLIFO).

Small Package Dispatch (SPD):

In addition to checked and passenger screened baggage, Carrier will accept for carriage small package cargo ("SPD") as limited and authorized under the Carrier's DOT/FAA approved Dangerous Goods ("DG") management program. Carrier will have access to required training records and DG procedures/forms for integration into existing flight crew training and acceptance procedures. Carrier will accept United's Hazardous Training Program for Carrier's flights d.b.a. United Express, for authority and responsibility under Carrier's Hazardous Materials Program. This training may be used to meet the requirements under 14 CFR 121.1001 – 1007, subpart Z.

In addition, it is understood that Carrier will be permitted to transport Carrier's aircraft parts and supplies when the same are being shipped as Company Material (COMAT) on flights operated by Carrier d.b.a. United Express. These shipments will be tendered and/or accepted for shipment only by Carrier's employees that have satisfactorily completed Carrier's required DG training and are authorized by Carrier to perform this function.

U.S. Mail: United Express carriers will participate with United in the transportation of U.S. Mail in accordance with applicable guidelines. Each United Express carrier will work with United in obtaining USPS Air System Contracts for United designated market.

Station Operations Center (SOC) – Hub Locations: At United's request, Contractor will provide adequate staffing in the United Airlines SOC of each designated hub city. If the sum of the number of departures ground handled and flown in any single hub city exceeds a monthly average of **** (****) per day, Contractor will, at United's request, provide a full-time SOC representative. Such staffing will be provided during all normal hours of operation. If the sum of the number of daily departures ground handled and flown does not exceed **** (****) per day, then Contractor will provide a point of contact and make a representative available as requested by United.

HPN Airport: Westchester County Ground Handling (3rd party) does not provide tow bar equipment. Contractor agrees to provide and maintain Receipt and Dispatch tow bar for any aircraft contracted within the scope of this Agreement in the HPN market. Delivery and removal of equipment will be at Contractor's expense.

Slot-Controlled Airports: Contractor needs to assure flights at slot-controlled airports are operated on schedule to retain the slots. Contractor cannot independently decide to cancel flights without written consent from United which will not be unreasonably withheld. Contractor also needs to assure sufficient crews are scheduled for such airports.

APPENDIX J

OFFICER POSITION'S ENTITLED TO POSITIVE SPACE LEISURE TRAVEL ON CONTRACTOR'S UNITED EXPRESS FLIGHTS

CEO & President

Phung Ngo-Burns, Vice President and CFO

Charles Coble, Vice President–Field Services, Purchasing and Corporate Real Estate

APPENDIX K

SAMPLE REPORT FOR FUEL EFFICIENCY INITIATIVES

Part1

****

Part 2

****

APPENDIX L

EQUIPMENT FEATURES PAYMENT STRUCTURE

XM-Radio- Service Fee of $**** per aircraft per month to be paid by United

Wi-Fi- Depreciation cost of $**** per aircraft per month and maintenance cost of $**** per a/c per month to be paid by United

Power (120V AC):

1) If United elects not to extend the first 11 ERJ-145 Tranche in its entirety, then United would make a one-time payment to Contractor of $****

# of optional months remaining if Term for the first 11 ERJ-145 Tranche expires	cost (per aircraft per month)	Total cost for 11 aircraft
36	$****	$****

2) If United elects not to extend the second 11 ERJ-145 Tranche in its entirety, then United would make a one-time payment to Contractor of $****

# of optional months remaining if Term for the second 11 ERJ-145 Tranche expires	cost (per aircraft per month)	Total cost for 11 aircraft
24	$****	$****

FUEL RISK SHARING PROGRAM METHODOLOGY

Fuel Risk Sharing Program

Definitions/Sources:

1. UAX PRASM: United's Regional Affiliate's Passenger Revenue per Available Seat Mile. This data is <u>available</u> quarterly in United's Securities and Exchange Commission (SEC) Form 10-Q.
2. Baseline UAX PRASM: UAX PRASM for the fourth quarter of 2010
3. Revenue Fuel Expense Multiplier: United's Regional Affiliate's Passenger Revenue divided by United's Regional Affiliate's Fuel Expense. This data is <u>available</u> quarterly on United's SEC Form 10-Q.
4. Oil Price: This is the average daily price for a given quarter based on the West Texas Intermediate Spot price (WTI), which can be found at <u>www.eia.doe.gov</u>.
5. Baseline Oil Price: Average Oil Price for the fourth quarter of 2009

Overview: United and Contractor agree to a fuel risk sharing program whereby Contractor's Markup is tied to an index consisting of the gap between increases in the price of fuel and increases in UAX PRASM. As the gap between these two numbers grows, the amount of the Markup will <u>reduce up to maximum </u>of ********% reduction. For the avoidance of doubt, the Markup cannot fall below ******** percent (********%).

Methodology   ********

Example – Calculation of Markup Reduction Bands   ********

EXAMPLE: ********